Exhibit 2.1

PRIVILEGED AND CONFIDENTIAL	EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

By and Among

EAGLE PARENT, INC.,

ELEMENT MERGER SUB, INC.,

and

EPICOR SOFTWARE CORPORATION

Dated as of April 4, 2011

TABLE OF CONTENTS

Article I

DEFINITIONS

i

ii

iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 4, 2011 (this “Agreement”), is made by and among Eagle Parent, Inc., a Delaware corporation (“Parent”), Element Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and Epicor Software Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent is executing that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Parent, Sun5 Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Activant Acquisition Sub”), and Activant Group, Inc. (“Activant”) (as it may be amended from time to time in accordance with its terms and the terms of this Agreement, the “Activant Merger Agreement”) whereby, upon the terms and subject to the conditions therein, the parties thereto have agreed that on the Activant Merger Closing Date, Activant Acquisition Sub shall merge with and into Activant in accordance with the provisions of the DGCL and thereafter Activant, along with its subsidiaries, will become wholly-owned subsidiaries of Parent;

WHEREAS, the respective boards of directors of each of Parent, Acquisition Sub and the Company have unanimously determined that it is in the best interest of their respective stockholders for Parent to acquire the Company on the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Acquisition Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of Company Common Stock, par value $0.001 per share, of the Company and associated Rights (together, the “Company Common Stock”), at a price per share of Company Common Stock of $12.50, without interest (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, regardless of whether the Offer Closing occurs, Acquisition Sub will merge with and into the Company with the Company continuing as the surviving corporation in the merger (the “Merger”) upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the respective boards of directors of the Company and Acquisition Sub have unanimously approved and declared advisable, and the board of directors of Parent has approved, this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Acquisition Sub have delivered to the Company the Equity Commitment Letter, pursuant to which Sponsor has caused certain of its affiliated funds to commit, subject to the terms and conditions set forth therein, to provide funds to Parent and Acquisition Sub for the purpose of financing the equity portion of the financing for the transactions contemplated hereby and the payment of any amounts payable by Parent or Acquisition Sub in the event of a termination of this Agreement up to an aggregate amount equal to $60,000,000;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Acquisition Sub to enter into this Agreement, certain shareholders of the Company have delivered to Parent and Acquisition Sub non-tender and support agreements (the “Support Agreements”) dated as of the date hereof, providing that such shareholders shall, among other things (i) agree not to tender into the Offer, (ii) support the Merger and the other transactions contemplated hereby and (iii) transfer certain of the shares of Company Common Stock (as set forth in the applicable Support Agreement) to Parent or an affiliate of Parent prior to the Effective Time on the terms and subject to the conditions set forth in the Support Agreement or as otherwise agreed between Parent and such shareholder in a manner permitted under this Agreement; and

WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A.

ARTICLE II

THE OFFER AND THE MERGER

Section 2.1 The Offer.

(a) Commencement and Closing. As promptly as reasonably practicable (and, in any event, within five (5) Business Days) after the date of this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer to purchase all of the outstanding shares of Company Common Stock and associated Rights at a price per share equal to the Offer Price (as adjusted as provided in Section 2.1(f), if applicable). The obligations of Acquisition Sub to, and of Parent to cause Acquisition Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Annex I (the “Offer Conditions”). The Offer Conditions are for the sole benefit of Parent and Acquisition Sub, and Acquisition Sub expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price), in each case, at any time in its sole discretion; provided, however, that, unless otherwise provided for in this Agreement, without the consent of the Company, Acquisition Sub shall not, and Parent shall not permit Acquisition Sub to, (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to any holder of Company Common Stock, (v) except as expressly provided in this Section 2.1, terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Company Common Stock, or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Upon the terms and subject to the conditions of the Offer and this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, accept for payment, and pay for, all shares of Company Common Stock validly tendered and not withdrawn that Acquisition Sub becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer. Acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date.” Notwithstanding anything to the contrary set forth in this Agreement, if the Marketing Period has not ended prior to the time that the Offer Closing would otherwise have occurred pursuant to the terms and conditions of this Agreement, the Offer Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by Parent on three (3) Business Days written notice to the Company and (ii) the first (1st) Business Day immediately following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the Offer Conditions as of the date determined pursuant to this sentence).

(b) Expiration and Termination. The Offer shall initially expire at 11:59 p.m. (Los Angeles time) on the date that is the later of (i) two (2) Business Days after the Solicitation Period End Date and (y) twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act); provided that, the Offer shall be extended for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer (provided, however, that in no event shall the parties be required to extend the Offer beyond the Termination Date or, if earlier, the date that is five (5) Business Days following the Proxy Statement Clearance Date). If, at any then-scheduled expiration of the Offer (i) the Offer Condition set forth in clause (b) of Annex I shall not have been satisfied or waived, then until such time as such condition shall have been satisfied or waived, Acquisition Sub shall, and Parent shall cause Acquisition Sub to extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties hereto may agree), (ii) any Offer Condition shall not have been satisfied, then Acquisition Sub may (at its sole option) extend the Offer by increments of five (5) Business Days, or (iii) any Offer Condition shall not have been satisfied, then Acquisition Sub shall, and Parent shall cause Acquisition Sub to extend the Offer on one occasions, for five (5) Business Days if requested by the Company in writing; provided, however, that (a) the maximum number of days that the Offer may be extended pursuant to this sentence shall be twenty (20) Business Days and (b) with respect to clause (iii) only, in no event shall Parent and Acquisition Sub be required to extend the Offer later than two (2) Business Days following the Proxy Clearance Date. The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 2.1(b)), unless this Agreement is validly terminated in accordance with Section 8.1 or the Merger Closing occurs. If at any then-scheduled expiration of the Offer, (x) any Offer Condition shall not have been satisfied and (y) no further extensions or re-extensions of the Offer are permitted or required pursuant to this Section 2.1(b), then Acquisition Sub may (or upon written request of the Company, shall) promptly (and in any event within one (1) Business Day) irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to the immediately preceding sentence is referred to this Agreement as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to in this Agreement as the “Offer Termination Date.” If this Agreement is validly terminated pursuant to Section 8.1, Acquisition Sub shall promptly (and in any event within one (1) Business Day) irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Acquisition Sub, or this Agreement is terminated in accordance with Section 8.1, Acquisition Sub shall promptly return, and shall cause any depository acting on behalf of Acquisition Sub to return, all tendered shares of Company Common Stock to the registered holders thereof, to the extent required by the terms of the Offer. The parties hereto acknowledge and agree that the Offer Termination, in and of itself, shall not give rise to a right of termination of this Agreement unless and to the extent expressly provided in Section 8.1 and the rights and obligations of the parties hereto under this Agreement other than with respect to the Offer shall continue in full force and effect, including those obligations with respect to the Merger.

(c) Filings. On the date of commencement of the Offer, Parent and Acquisition Sub shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall include, as exhibits, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer Documents”). The Company shall promptly furnish to Parent and Acquisition Sub all information concerning the Company that may be required by the Exchange Act and other applicable securities Laws and/or as reasonably requested by Parent or Acquisition Sub to be set forth and included in the Offer Documents. Each of Parent, Acquisition Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and each of Parent and Acquisition Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. Parent and Acquisition Sub shall promptly notify the Company upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Offer Documents, and shall provide the Company with copies of all correspondence between Parent, Acquisition Sub and their respective Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. Parent and Acquisition Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Offer Documents. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, Parent and Acquisition Sub shall provide the Company a reasonable opportunity to review and to propose comments on such document or response.

(d) Funds. Subject to the other terms and conditions of this Agreement and the Offer Conditions, Parent shall provide, or cause to be provided, to Acquisition Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Acquisition Sub becomes obligated to purchase pursuant to the Offer.

(e) Withholding. Parent and Acquisition Sub (and any applicable paying agent) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer such amounts as Parent or Acquisition Sub are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent or Acquisition Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent or Acquisition Sub.

(f) Adjustments. For purposes of clarity, it is hereby acknowledged and agreed that Section 3.1(d) applies to the Offer as well as the Merger.

Section 2.2 Company Actions.

(a) Filings. On the date the initial Offer Documents are filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall, subject to the provisions of Section 6.6, describe and make the Company Recommendation with respect to the Offer and which shall include the Fairness Opinion, and promptly thereafter shall mail the Schedule 14D-9 to be disseminated to the holders of Company Common Stock (provided, that, to the extent requested by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Company Common Stock together with the Offer Documents disseminated to the holders of Company Common Stock). Parent and Acquisition Sub shall furnish to the Company all information concerning Parent and Acquisition Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9 and/or as reasonably requested by the Company. Except as expressly contemplated by Section 6.6, the Schedule 14D-9 shall include (i) disclosure relating to the Company financial advisor Moelis & Company (including the amount of fees and other consideration that Moelis & Company will receive upon consummation of or as a result of the Offer and the Merger, and the conditions therefor), (ii) the Fairness Opinion and (iii) the information that formed the basis for rendering the Fairness Opinion, subject to the approval of the form of such disclosure by Moelis & Company, such approval not to be unreasonably withheld or delayed. Each of the Company, Parent and Acquisition Sub shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Company Common Stock, in each case as and to the extent required by applicable federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the

Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the board of directors of the Company contained in the Schedule 14D-9.

(b) Stockholder Information and Contact. In connection with the Offer and the Merger, the Company shall cause its transfer agent (i) to furnish Acquisition Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date, and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Acquisition Sub such information (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the record and beneficial holders of Company Common Stock and (ii) to place a stop transfer order on all Support Agreement Shares and to notify Parent and Acquisition Sub immediately upon receiving the tender of any such shares in connection with the Offer. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Acquisition Sub shall keep confidential and not disclose the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control in accordance with the Confidentiality Agreement.

Section 2.3 Support Agreements. Immediately following the Offer Closing, Parent and Acquisition Sub shall (and/or Parent and Acquisition shall cause an affiliate of Parent to) pay cash and/or issue or caused to be issued securities of Parent (and/or an Affiliate of Parent) in exchange for the Support Agreement Shares in accordance with the terms and conditions set forth on the respective Annex A of each of the Support Agreements (collectively, the “Support Agreement Exchanges”). Neither Parent nor Acquisition Sub shall amend or modify the Support Agreements in a manner that decreases the number of Support Agreement Shares to be purchased thereunder without the prior written consent of the Company, except as may be required by applicable Law.

Section 2.4 Top-Up Option. General. The Company hereby grants to Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable on the terms and conditions set forth in this Section 2.4, to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Acquisition Sub at the time of exercise of the Top-Up Option (but in any case, including the Support Agreement Shares), shall constitute one share more than ninety percent (90%) of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Option Shares; provided, however, that the Top-Up Option may not be exercised to purchase a number of Top-Up Option Shares in excess of the number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. The Top-Up Option shall be exercisable only once, in whole but not in part.

(b) Closing and Payment. If there shall have not been validly tendered and not validly withdrawn that number of shares of Company Common Stock which, when added to the shares of Company Common Stock owned by Parent and its affiliates, would represent at least ninety percent (90%) of the shares of Company Common Stock outstanding on the Offer Closing Date, Acquisition Sub shall be deemed to have exercised the Top-Up Option on the Offer Closing Date and on such date shall give the Company written notice specifying the number of shares of Company Common Stock directly or indirectly owned by Parent and its subsidiaries at the time of such notice (giving effect to the Offer Closing). The Company shall, as soon as practicable following receipt of such notice (and in no event later than the Offer Closing Date), deliver written notice to Acquisition Sub specifying, based on the information provided by Acquisition Sub in its notice, the number of Top-Up Option Shares. At the closing of the purchase of the Top-Up Option Shares (the “Top-Up Closing”), which shall take place at the location specified in Section 2.6 and, to the extent such Top-Up Closing occurs, shall take place immediately following the Offer Closing and immediately prior to the Merger Closing, the purchase price owed by Acquisition Sub to the Company therefor shall be paid to the Company, at Acquisition Sub’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of the Top-Up Option Shares and (y) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (x) (the “Promissory Note”). The Promissory Note (i) shall be due on the first (1st) anniversary of the Top-Up Closing, (ii) shall bear simple interest of five percent (5%) per annum, (iii) shall be full recourse to Parent and Acquisition Sub, (iv) may be prepaid, in whole or in part, at any time without premium or penalty, and (v) shall have no other material terms. At the Top-Up Closing, the Company shall cause to be issued to Acquisition Sub a certificate representing the Top-Up Option Shares.

(c) Representations and Warranties. Parent and Acquisition Sub acknowledge that the Top-Up Option Shares that Acquisition Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Acquisition Sub hereby represents and warrants to the Company that Acquisition Sub will be, upon the purchase of the Top-Up Option Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act. Acquisition Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Acquisition Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

(d) Dilutive Impact. Any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 3.5, except as may be required by applicable Law.

Section 2.5 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “Epicor Software Corporation” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware.

Section 2.6 Closing. The closing of the Merger (the “Merger Closing”) shall take place (a) on the date of and immediately following the Offer Closing (and Top-Up Closing if the Top-Up Option has been exercised) or (b) if the Offer Closing shall not have occurred on or prior to such time, at 10:00 a.m. (Pacific time) on a date to be specified by the parties hereto, but in no event later than the second Business Day after the satisfaction or, if permitted by applicable Law, waiver of the conditions set forth in Article VII (other than (i) the delivery of the certificate contemplated by Section 7.2(c) which, by its terms, may only be delivered as of the Merger Closing, but subject to delivery of such certificate as of the Merger Closing and (ii) the satisfaction of the conditions in Section 8.1 of the Activant Merger Agreement contemplated by Section 7.2(d) which, by their terms, need only be satisfied as of the Merger Closing, but subject to the satisfaction of all such conditions as of the Merger Closing), in either case, at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page

Mill Road, Palo Alto, California 94304, unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Merger Closing Date”); provided that, in the case of clause (b) only, in no event shall Parent or Acquisition Sub be obligated to consummate the Closing (x) if the Marketing Period has not ended prior to the time that the Merger Closing would otherwise have occurred pursuant to the foregoing, in which case the Merger Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by Parent on three (3) Business Days written notice to the Company and (ii) the first (1st) Business Day immediately following the final day of the Marketing Period subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VII to the Merger Closing as of the date determined pursuant to this proviso (other than (i) the delivery of the certificate contemplated by Section 7.2(c) which, by its terms, may only be delivered as of the Merger Closing, but subject to delivery of such certificate as of the Merger Closing and (ii) the satisfaction of the conditions in Section 8.1 of the Activant Merger Agreement contemplated by Section 7.2(d) which, by their terms, need only be satisfied as of the Merger Closing, but subject to the satisfaction of all such conditions as of the Merger Closing)and (y) if Parent is not required to close the Activant Merger pursuant to Section 2.2 of the Activant Merger Agreement).

Section 2.7 Effective Time.

(a) Concurrently with the Merger Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger, or a certificate of ownership and merger, as applicable (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State as provided under the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

(b) From and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Acquisition Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation.

Section 2.8 Certificate of Incorporation and Bylaws. Subject to Section 6.7, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to be identical to the certificate of incorporation and bylaws, respectively, of Acquisition Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and bylaws; provided, however, that at the Effective Time the certificate of incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Epicor Software Corporation.

Section 2.9 Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.10 Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law.

Section 2.11 Taking of Necessary Action. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Acquisition Sub, the Surviving Corporation, the board of directors of the Surviving Corporation and officers of the Surviving Corporation shall take all such lawful and necessary action, consistent with this Agreement, on behalf of the Company, Acquisition Sub and the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a) Cancellation of Company Securities. Each share of Company Common Stock held by the Company as treasury stock or held by Parent or Acquisition Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 3.1(a), Dissenting Shares and Support Agreement Shares (which shall be treated in the manner agreed between the parties to the applicable Support Agreement)) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2, the Merger Consideration, without interest thereon.

(c) Conversion of Acquisition Sub Capital Stock. Each share of common stock, par value of $0.01 per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, par value $0.01 per share, of the Surviving Corporation and such shares so converted shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock or other securities convertible therefor shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change.

Section 3.2 Exchange of Certificates.

(a) Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, Parent shall designate a paying agent (the “Paying Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration as provided in Section 3.1(b) and Section 3.3. Immediately prior to the filing of the Certificate of Merger with the Secretary of State, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the sum of (i) the Total Common Merger Consideration, (ii) the Total Option Cash Payments, (iii) the Total Restricted Stock Unit Payments, and (iv) the Total Restricted Stock Payments (the “Aggregate Merger Consideration” and, such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payment contemplated by Section 3.1(b) and Section 3.3 due to any losses taken or fees charged with respect to the investment of such funds, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock (including Company Restricted Stock), Company Options and Company Restricted Stock Units and (ii) applied promptly to making the payments pursuant to Section 3.1(b) and Section 3.3. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1 and Section 3.3, except as expressly provided for in this Agreement.

(b) As promptly as practicable following the Effective Time and in any event not later than the second Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) (i) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (y) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates or Book-Entry Shares may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor may be collected by hand by the surrendering holder or by wire transfer to the surrendering holder), (ii) to each holder of a Company Option, a check or direct deposit in an amount due and payable to such holder pursuant to Section 3.3(a) in respect of such Company Option and (iii) to each holder of a Company Restricted Stock Unit, a check or direct deposit in an amount due and payable to such holder pursuant to Section 3.3(b) in respect of such Company Restricted Stock Unit.

(c) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share, to be mailed, made available for collection by hand or delivered by wire transfer, as elected by the surrendering holder, promptly following the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 3.2(c), each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate or Book Entry Share pursuant to Section 3.1(b). All cash paid upon the surrender of Certificates and Book Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book Entry Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation or Parent, as directed by Parent, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Parent as general creditor thereof for payment of their claims for cash, without interest, to which such holders may be entitled.

(e) No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash held in the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall be instructed to invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock, Company Options and Company Restricted Stock Units in the amount of such losses, (ii) Parent shall instruct the Paying Agent that no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) Parent shall instruct the Paying Agent that such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(g) Withholdings. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.3 Stock Options, Restricted Stock Units and Restricted Stock; Employee Stock Purchase Plan. The Company shall take all actions necessary (including, as necessary, obtaining the consent of award holders, provided that the Company may not provide any consideration for such consent without the approval of Parent) to implement the following:

(a) Treatment of Options. Each option granted pursuant to the Company Plans (each a “Company Option”) (other than Company Options granted under the 1993 and 1994 Company Plans) that is outstanding and unexercised immediately prior to the Offer Closing (whether vested or unvested) shall be canceled without any action on the part of any holder of such Company Option in consideration for the right to receive, as promptly as reasonably practicable following the Offer Closing, a cash payment with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Offer Closing and (B) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Company Option, less any required withholding Taxes. Each Company Option granted under the 1993 and 1994 Company Plans that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall be cancelled without any action on the part of the holder of such Company Option in consideration for the right to receive, immediately after the Effective Time, cash payment with respect thereto equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Company Option, less any required withholding Taxes (each payment under this Section 3.3(a), an “Option Cash Payment,” and the sum of all such payments, the “Total Option Cash Payments”). Notwithstanding the foregoing, any Company Option held by a Person that is subject to a Support Agreement shall be treated in the manner agreed between the parties to the applicable Support Agreement. As of the Offer Closing (and with respect to the Company Options granted under the 1993 and 1994 Company Plans, the Effective Time), Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the expiration of the Offer, the Company shall take the actions necessary to effectuate this Section 3.3(a).

(b) Treatment of Restricted Stock Units. As of the Effective Time, each Company Restricted Stock Unit (other than any Company Restricted Stock Unit held by a Person that is subject to a Support Agreement (which shall be treated in the manner agreed between the parties to the applicable Support Agreement)) that is issued and outstanding immediately prior to the Effective Time shall become or otherwise be deemed fully vested and all restrictions thereon shall lapse , in each case, in accordance with the terms of the equity plan and award agreement governing each such Company Restricted Stock Unit as in effect on the date hereof (along with any Company Restricted Stock Unit that vested in the ordinary course before the Effective Time, the “Eligible RSUs”) and each Company Restricted Stock Unit shall be canceled by virtue of the Merger and without any action on the part of any holder of any Restricted Stock Unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment with respect thereto equal to the product of (i) the number of shares of Common Stock previously subject to an Eligible RSU and (ii) the Merger Consideration, less any required withholding Taxes (the “Restricted Stock Unit Payment,” and the sum of all such payments, the “Total Restricted Stock Unit Payments”), subject, however, to any rights of such holder pursuant to Section 3.5. As of the Effective Time, all Company Restricted Stock Units shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the Restricted Stock Unit Payment. Any Company Restricted Stock Units that are not considered to be Eligible RSUs hereunder shall be cancelled and forfeited as of the Closing Date without right to any payment in respect thereof. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3(b).

(c) Treatment of Restricted Stock. As of immediately prior to the Offer Closing, each outstanding share of Company Restricted Stock (other than any such share of Company Restricted Stock held by a Person that is subject to a Support Agreement (which shall be treated in the manner agreed between the parties to the applicable Support Agreement)) shall become or otherwise be deemed vested and all restrictions thereon shall lapse in each case, in accordance with the terms of the equity plan and award agreement governing such Company Restricted Stock as in effect on the date hereof (the “Eligible Restricted Stock”) and holder thereof shall have the right to tender (or to direct the Company to tender on his or her behalf) the shares of Company Common Stock underlying the award of Eligible Restricted Stock then held (net of any shares of Company Common Stock withheld to satisfy employment and income Tax obligations) into the Offer. To the extent any shares of Company Common Stock that were formerly Eligible Restricted Stock are not so tendered, upon the Effective Time, they shall be converted into the right to receive the Offer Price in accordance with the procedures set forth in Section 3.1(b). Any shares of Company Restricted Stock that are not considered to be Eligible Restricted Stock hereunder shall be cancelled and forfeited as of the Offer Closing without right to any payment in respect thereof. Prior to the Effective Time, the Company shall take the actions necessary to effectuate this Section 3.3(c).

(d) Treatment of Employee Stock Purchase Plan. The Company shall terminate the ESPP at or prior to the Effective Time. The Company shall take all necessary and appropriate actions to (i) shorten the Offering Period in progress as of the date of this Agreement that does not end prior to the Effective Time to establish a new Exercise Date (as defined under the ESPP) as of the end of the payroll period immediately prior to the Effective Time, (ii) that no new participants may commence contributions to, the ESPP, in each case, following the date of this Agreement, and (iii) provide that no further Offering Periods shall commence following the date of this Agreement, in accordance with the terms of the ESPP.

Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the

Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5 Dissenting Shares. Notwithstanding Section 3.1(b), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall instead be converted solely into the right to receive such consideration as shall be determined pursuant to Section 262 of the DGCL and such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. Any payments required to be made with respect to the Dissenting Shares shall be made by Parent or the Surviving Corporation, as directed by Parent, and the Aggregate Merger Consideration (and Exchange Fund) shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Merger Closing Date. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock or written threats thereof, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

Section 3.6 Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates are presented to the Surviving Corporation for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 3.1(b), for each share of Company Common Stock formerly represented by such Certificates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed with, or furnished to, the SEC by the Company and publicly available but other than any such disclosures (i) contained under the captions “Risk Factors” or “Forward Looking Statements” or (ii) to the extent that they are primarily predictive, cautionary or forward looking in nature (it being acknowledged and agreed that this clause (a) shall not apply to any of Section 4.3, Section 4.9, Section 4.4, Section 4.22, Section 4.23, Section 4.24 or Section 4.25 or (b) as disclosed in the corresponding section of the separate disclosure letter which has been delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”, it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent as of the date hereof as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and its subsidiaries is a corporation or legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation and has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. To the its knowledge, the Company does not own, directly or indirectly, any voting interest in any Person that requires a filing to be made other than with respect to Parent under the HSR Act.

(b) Section 4.1(b) of the Company Disclosure Letter sets forth a list of each subsidiary of the Company. Section 4.1(b) of the Company Disclosure Letter also sets forth the jurisdiction of organization and percentage of outstanding equity interests (including partnership interests and limited liability company interests) owned by the Company or its subsidiaries and any other Person of each subsidiary of the Company. All equity interests (including partnership interests and limited liability company interests) of each material subsidiary of the Company held by the Company or by any other such subsidiary have been duly and validly authorized and are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call or right of first refusal or similar rights, in each case, to the extent applicable in the jurisdiction of such issuing subsidiary. All such equity interests owned by the Company or its subsidiaries are free and clear of any Liens, other than restrictions imposed by applicable Law. Except for such subsidiaries disclosed in Section 4.1(b) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person that is material to the business of the Company and its subsidiaries, taken as a whole.

Section 4.2 Certificate of Incorporation and Bylaws. The Company has made available to Parent true, correct and complete copies of the Restated Certificate of Incorporation, the Bylaws of the Company and the equivalent organizational or governing documents of each “significant subsidiary” of the Company as such term is defined in Regulation S-X promulgated by the SEC, each as amended to date and/or such documents have been filed with the SEC and are publicly available on EDGAR. The Restated Certificate of Incorporation, the Bylaws of the Company and the equivalent organizational or governing documents of each of the Company’s subsidiaries are in full force and effect. None of the Company or any of its subsidiaries or, to the knowledge of the Company, any of the other parties thereto, is in violation of any material provision of such organizational or governing documents, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 180,000,000 shares of Company Common Stock and 5,000,000 shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Stock”). As of April 4, 2011, (i) 64,166,065 shares of Company Common Stock were issued and outstanding, (ii) no shares of Preferred Stock were issued and outstanding, and (iii) 3,045,513 shares of Company Common Stock were held in treasury. As of April 4, 2011 there were (i) 201,133 shares of Company Common Stock reserved for future issuance pursuant to the ESPP and one Offering Period (as defined under the ESPP) in progress as of the date of this Agreement which is scheduled to terminate on July 31, 2011 (or such earlier date as may be determined pursuant to the terms of the ESPP), (ii) 1,953,304 shares of Company Common Stock reserved for future issuance under Company Plans (1,163,208 shares of which are reserved under outstanding Company Options for the purchase of Company Common Stock), and (iii) 12,709,984 shares of Company Common Stock reserved for future issuance upon conversion of the Senior Notes. Except as set forth above and the Rights, as of April 4, 2011, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for future issuance or outstanding.

(b) Section 4.3 of the Company Disclosure Letter sets forth, as of April 4, 2011 (i) each outstanding Company Option, Company Restricted Stock Unit, award of Company Restricted Stock and any other equity-based award (each, an “Award”), and (ii) the exercise price of each Company Option. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the ESPP and the Company Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(c) Except as set forth above and except as expressly permitted under Section 6.1, there are no outstanding subscriptions, options, warrants, calls, convertible securities, stock appreciation rights or phantom stock or other similar rights, agreements, commitments or contracts of any kind to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to (i) issue, transfer, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries, (ii) issue, grant, extend or enter into any such security, option, warrant, call, right or contract, (iii) redeem, repurchase, or otherwise acquire any shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its subsidiaries or (iv) make any material investment (in the form of a loan, capital contribution or otherwise) in any Person (other than funds to or investments in a wholly owned subsidiary of the Company in the ordinary course of business).

(d) Except as contemplated by this Agreement, there are no shareholder agreements, registration agreements, voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party and by which the Company or any of its subsidiaries is bound, with respect to the voting or registration of the capital stock or other equity interest of the Company or any preemptive rights with respect thereto

Section 4.4 Authority Relative to Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Stockholder Approval (if required by applicable Law), to consummate the transactions contemplated hereby, including the Offer and the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Offer and the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby, including the Offer and the Merger (other than, with respect to the Merger, the receipt of the Requisite Stockholder Approval (if required by applicable Law), as well as the filing of the Certificate of Merger with the Secretary of State). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b) The board of directors of the Company, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Offer, the Top-Up Option and the Merger), (ii) approving and declaring advisable this Agreement, the Offer, the Merger, the Top-Up Option and the other transactions contemplated by this Agreement, (iii) declaring that the terms of this Agreement and the transactions contemplated hereby, including the Merger, the Offer, the Top-Up Option and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the stockholders of the Company, (iv) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company unless the adoption of this Agreement by the Company’s stockholders is not required by applicable Law, (v) recommending that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt this Agreement, (vi) approving the issuance of any Top-Up Option Shares to be issued pursuant to the Top-Up Option, and (vii) irrevocably, for so long as this Agreement is in effect, approving for all purposes each of Parent, Acquisition Sub and their respective affiliates and this Agreement and the transactions contemplated hereby (including the Offer, the Top-Up Option and the Merger) to (A) exempt such persons, agreements and transactions from, and to elect for the Company, Parent, Acquisition Sub and their respective affiliates not to be subject to, any Takeover Statutes of any jurisdiction that may purport to be applicable to the Company, Parent, Acquisition Sub or any of their respective affiliates or this Agreement or the transactions contemplated hereby (including the Offer, the Top-Up Option and the Merger) with respect to any of the foregoing and (B) exempt such person from being an “Acquiring Person” under the Rights Plan and entering into any amendments to the Rights Plan or other agreements required to effectuate the foregoing, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

Section 4.5 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Offer, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (i) subject to obtaining the Requisite Stockholder Approval, conflict with or violate (x) the Restated Certificate of Incorporation or Bylaws of the Company or (y) the organizational or governing documents of any of the Company’s subsidiaries, (ii) assuming the consents, approvals and authorizations specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise in others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is bound, other than, in the case of clauses (ii) and (iii), any such violation, breach, default, right, termination, amendment, acceleration, cancellation or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Offer, the Merger or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (x) applicable requirements of (i) the Exchange Act, the Securities Act or Blue Sky Laws, (ii) the HSR Act and any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) the DGCL, (iv) the rules of NASDAQ and (y) such matters that(i) individually or in the aggregate, would not reasonably be expected to be material to the Company and its subsidiaries taken as a whole and (ii) result from Parent’s consummation of the Activant Merger.

Section 4.6 Permits and Licenses. Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its subsidiaries to own, lease and operate the properties of the Company and its subsidiaries or to carry on its business as it is now being conducted (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.7 Compliance with Laws. To the knowledge of the Company, the Company and its subsidiaries are in all material respects in compliance with, and have not received written notice of any default or violation of, any Laws applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, in each case except for instances of non-compliance, default or violation that would not have, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.7 shall not apply to any of the subject matters addressed in Section 4.8 (Company SEC Documents; Financial Statements), Section 4.10 (Disclosure Controls and Procedures), Section 4.14 (Employee Benefit Plans), Section 4.16 (Trademarks, Patents and Copyrights), or Section 4.17 (Taxes).

Section 4.8 Company SEC Documents; Financial Statements.

(a) Since December 31, 2009, the Company has filed with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the forms, documents, and reports filed with the SEC, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. The Company has made available to Parent correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its subsidiaries, on the other hand, occurring since January 1, 2009 and prior to the date hereof and/or such correspondence has been filed with the SEC and is publicly available on EDGAR. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents. To the knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. Except as reflected or reserved against in the Company’s financial statements (as amended or restated, if applicable) for the fiscal year ended December 31, 2009 or the notes thereto included in the Company SEC Documents, neither the Company nor any of its subsidiaries has any Indebtedness.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments, to the absence of notes and to any other adjustments described therein, including in any notes thereto) in conformity with GAAP (except as may be indicated therein or in the notes thereto).

Section 4.9 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its subsidiaries expressly for inclusion or incorporation by reference in (a) the Offer Documents, the Schedule 14D-9 or the information statement required in connection with the Offer under Rule 14f-1 promulgated under the Exchange Act (together with any amendments or supplements thereto, the “Information Statement”) will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the adoption by the stockholders of the Company of this Agreement (together with any amendments or supplements thereto, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.10 Disclosure Controls and Procedures.

(a) The Company has established and maintains a system of disclosure controls and procedures (as such terms are defined in paragraph (e) of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and (ii) is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, as appropriate to allow timely decisions regarding disclosure. Since January 1, 2009, the Company’s principal executive officer and its principal financial officer have disclosed, based on their evaluation of internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)), to the Company’s auditors and the audit committee of the board of directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(b) Since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its subsidiaries. There are no outstanding loans or other extensions of credit made by the Company or any of its subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.11 Absence of Certain Changes or Events. Since December 31, 2010 (a) except for actions taken in connection with the negotiation of and preparation to enter into this Agreement, the businesses of the Company and its subsidiaries have been conducted in the ordinary course of business consistent with past practice, (b) there has not been any event, development or state of circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 6.1 hereof.

Section 4.12 No Undisclosed Liabilities; Indebtedness. Except (a) as reflected or reserved against in the Company’s financial statements (as amended or restated, if applicable) or the notes thereto included in the Company SEC Documents, (b) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since the date of such financial statements, (c) for liabilities arising under the terms of any contract or Permit binding upon the Company or any of its subsidiaries, (d) for liabilities permitted or contemplated by this Agreement and (e) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business consistent with past practice, as of the date of this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet (or the notes thereto) of the Company and its subsidiaries, other than those which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Absence of Litigation. As of the date hereof, there is no claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or assets at law or in equity, and there are no Orders, by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14 Employee Benefit Plans.

(a) Each Company Benefit Plan has been operated and administered in accordance with its terms and applicable Law, including, but not limited to, ERISA and the Code, except for instances of noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no pending investigations by any Governmental Authority, termination proceedings or other claims (except routine claims for benefits payable under the Company Benefit Plans) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plan, other than any such investigations, proceedings, or claims that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company, nor any ERISA Affiliate sponsors, maintains or contributes to any retirement plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code (including a Multiemployer Plan). No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification under the Code, and, to the knowledge of the Company, nothing has occurred since the date of such determination or opinion letter that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on such qualification or tax-exempt status.

Section 4.15 Labor Matters. There is no labor strike or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employee of the Company or any of its subsidiaries, except where such strike or lockout would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, the Company is not a party to any collective bargaining agreement or similar agreement or arrangement with any labor union.

Section 4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of all of the following that are owned by the Company and its subsidiaries indicating for each the name of the owner: (i) patented or registered Intellectual Property Rights, and (ii) pending patent applications or other applications for registration of other Intellectual Property Rights.

(b) All Intellectual Property Rights that are owned by the Company and its subsidiaries (the “Company Intellectual Property Rights”), are owned, free and clear of any Liens (other than Permitted Liens). To the knowledge of the Company, the Company and its subsidiaries either own or have a valid license to all Intellectual Property Rights that are material to the business of the Company and its subsidiaries as currently conducted. Neither the Company nor any of its subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity, ownership, or enforceability of any of the Company Intellectual Property Rights.

(c) Section 4.16(c) of the Company Disclosure Letter sets forth a complete and accurate list of all material written agreements currently in effect as of the date hereof : (i) under which the Company has granted a license with respect to material Company Intellectual Property Rights (excluding agreements entered into in the ordinary course of business including, without limitation, customer, value added reseller, distributor, reseller, marketing, consulting and sales representative agreements); and (ii) under which the Company or any of its subsidiaries has been granted a license from a third party with respect to any material Intellectual Property Rights (other than commercially available, off-the-shelf software) that are both embedded in and necessary to the operation of a Company Product.

(d) To the Company’s knowledge, the conduct of the business of the Company and its subsidiaries as conducted during the three (3) year period immediately prior to the date hereof and as currently conducted did not and does not infringe upon or misappropriate any Intellectual Property Rights of any other person. Neither the Company nor any of its subsidiaries has received, in the three (3) year period preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement or misappropriation of any Intellectual Property Rights of any other person by the Company or any of its subsidiaries that has not been settled or otherwise terminated or fully resolved. To the Company’s knowledge, during the three (3) year period immediately prior to the date hereof, no other person has infringed or misappropriated any material Company Intellectual Property Rights.

(e) The Company and each of its subsidiaries has taken commercially reasonable steps to preserve the confidentiality of confidential and non-public information that is owned by the Company or any of its subsidiaries. Except for the Company Products set forth on Section 4.16(e) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has generally made available in the ordinary course of business the source code for any currently selling or supported Company Products to any third party.

(f) The Company maintains a database of known material bugs, errors and defects in the Company Products in accordance with reasonable business practices.

(g) No Company Product that is a software product currently distributed by the Company or any of its subsidiaries includes any Designated OSS that would subject such product as a whole to the terms of licenses under which such Designated OSS was licensed to the Company. “Designated OSS” means any open source software (such as GPL) that is subject to a license that requires that (1) derivatives or modifications of such open source software be released under such open source license terms, (2) such open source software (or derivatives or modifications of such open source software) be distributed in source code format, and (3) such open source software (or derivatives or modifications of such open source software) be distributed to others at no fee.

Section 4.17 Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have filed all material Tax Returns required to be filed by any of them and have paid, or have adequately reserved (in accordance with GAAP) for the payment of, all Taxes required to be paid, and the most recent financial statements contained in the Company SEC documents reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by the Company and its Subsidiaries through the date of such financial statements. No material deficiencies for any Taxes have been asserted or assessed, or to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves (in accordance with GAAP). As of the date of this Agreement, there are no pending audits, examinations, investigations or other proceedings by any taxing authority. There are no Liens for Taxes on any of the assets of the Company or any of its subsidiaries other than Permitted Liens.

Section 4.18 Material Contracts.

(a) Except as disclosed in Section 4.18(a) of the Company Disclosure Letter, (x) neither the Company nor any of its subsidiaries is a party to, and (y) none of the Company, any of its subsidiaries, or any of their respective properties or assets is bound by, contracts that are or would be required to be filed by the Company as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) or disclosed by the Company on a Current Report on Form 8-K. Each contract of the type described in the foregoing sentence and each of the other contracts listed in Schedule 4.18 hereto is referred to herein as a “Company Material Contract”.

(b) Except as set forth in Section 4.18(b) of the Company Disclosure Letter, neither the Company nor any subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in material breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is (i) a valid and binding obligation of the Company or its subsidiary and is in full force and effect and enforceable against the Company or such subsidiary in accordance with its terms (except to the extent that any Company Material Contract expires or has expired in accordance with its terms), and (ii) to the knowledge of the Company, a valid and binding obligation of the other parties thereto and is in full force and effect and enforceable against such other parties in accordance with its terms; provided, however, that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Neither the Company nor any of its subsidiaries has received written notice from any other party to a Company Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of, any Company Material Contract.

(c) The Company has made available to Parent, as of the date of this Agreement, true, correct and complete copies of (including all written amendments to) all Company Material Contracts and/or such Company Material Contracts have been filed with the SEC and are publicly available on the EDGAR.

Section 4.19 Real Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) the Company or one of its subsidiaries has good and marketable fee simple title to all real property owned by the Company or any of its subsidiaries and to all of the buildings, structures and other improvements thereon (the “Owned Property”), free and clear of all Liens (other than Permitted Liens), (b) the Company or one of its subsidiaries has a good and valid leasehold interest in each Material Company Lease, free and clear of all Liens (other than Permitted Liens), and (c) owns or leases all of the material personal property shown to be owned or leased by the Company or any of its subsidiaries reflected in the latest audited financial statements included in the SEC Documents or acquired after the date thereof, free and clear of all Liens (other than Permitted Liens), except to the extent disposed of in the ordinary course of business since the date of the latest audited financial statements included in the SEC Documents or otherwise no longer held due to casualty or destruction.

Section 4.20 Insurance. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies maintained by the Company and its subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, and (b) neither the Company nor any of its subsidiaries is in breach or default of any of the material insurance policies, and neither the Company nor any of its subsidiaries has taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the material insurance policies. True, correct and complete copies of each such material insurance policy, or summaries thereof, have been made available to Parent. Since January 1, 2010 through the date hereof, neither the Company nor any of its subsidiaries has received any notice of termination or cancellation or, as of the date hereof, denial of coverage with respect to any material insurance policy maintained by the Company or any of its subsidiaries or any material claim made pursuant to any such insurance policy.

Section 4.21 Opinion of Financial Advisor. The board of directors of the Company has received the written opinion of Moelis & Company (the “Fairness Opinion”) on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, the Offer Price payable to each holder of outstanding Company Common Stock in the Offer and the Merger is fair to the holders of Company Common Stock from a financial point of view.

Section 4.22 Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.15, the board of directors of the Company has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”), inapplicable to this Agreement, the Offer, the Merger or any other transaction contemplated by this Agreement.

Section 4.23 Rights Plan. The Company has taken all action so that (i) neither Parent nor Acquisition Sub shall be an “Acquiring Person” under the Rights Plan and (ii) the entering into of this Agreement and the Merger and the consummation of the other transactions contemplated hereby, including the Offer, will not result in the grant of any rights to any person under the Rights Plan or enable or require the Rights to be exercised, distributed or triggered as a result thereof.

Section 4.24 Vote Required. If required by applicable Law, the affirmative vote of the holders of outstanding Company Common Stock representing at least a majority of all the votes entitled to be cast thereupon by holders of Company Common Stock (the “Requisite Stockholder Approval”) is the only vote of holders of securities of the Company that is necessary to adopt this Agreement and approve the transactions contemplated hereby.

Section 4.25 Brokers. No broker, finder or investment banker other than Moelis & Company (the fees of which shall be paid by the Company) is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided to Parent a copy of the engagement letter of Moelis & Company.

Section 4.26 Competition Act. For the purposes of determining the application of the pre-merger filing requirements of the Competition Act (Canada), R.S.C. 1985, c. C-34, as amended, the aggregate value of the assets in and the gross revenues from sales of the Company and its subsidiaries in and from Canada generated from the assets of the Company and its subsidiaries in Canada in each case as prescribed in such act are as set forth in Section 4.26 of the Company Disclosure Letter.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any other person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Acquisition Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Acquisition Sub or any other person resulting from the distribution or failure to distribute to Parent or Acquisition Sub, or Parent’s or Acquisition Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Acquisition Sub in the electronic data room for Project Encore run by RR Donnelley Venue and maintained by the Company for purposes of the Offer, the Merger and the other transactions contemplated by this Agreement (the “Electronic Data Room”) or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

Section 4.28 Acknowledgment of Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) neither Parent nor Acquisition Sub makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Offer and the Merger and the Company is not relying on any representation or warranty except for those expressly set forth in this Agreement and (b) no person has been authorized by Parent or Acquisition Sub to make any representation or warranty relating to itself or its business or otherwise in connection with the Offer and Merger, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such entity.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Except as disclosed in the separate disclosure letter which has been delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), each of Parent and Acquisition Sub hereby represents and warrants to the Company as of the date hereof as follows:

Section 5.1 Organization and Qualification; Subsidiaries. Each of Parent and Acquisition Sub is a corporation duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Acquisition Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failures to be so qualified or licensed or to be in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.2 Certificate of Incorporation, Bylaws, and Other Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub (collectively, “Parent Organizational Documents”). The Parent Organizational Documents are in full force and effect. None of Parent, Acquisition Sub or, to the knowledge of Parent, any of the other parties thereto are in violation of any provision of the Parent Organizational Documents, as applicable, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.3 Authority Relative to Agreement. Each of Parent and Acquisition Sub has all necessary power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement (including the Support Agreements) and to be executed by Parent or Acquisition Sub in connection with the consummation of the transactions contemplated hereby and thereby (collectively, the “Parent Documents”), to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Offer, the Merger and the Financing. The execution and delivery by Parent and Acquisition Sub of this Agreement and each Parent Document and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby and thereby, including the Offer, the Merger and the Financing, have been duly and validly authorized by all necessary corporate action of Parent and Acquisition Sub (and, with respect to Acquisition Sub, by its sole stockholder, with such consent attached hereto as Exhibit A), and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery of this Agreement, the Parent Documents or to consummate the transactions contemplated hereby or thereby, including the Offer, the Merger and the Financing (other than, with respect to the Merger, the filing of the Certificate of Merger with the Secretary of State). This Agreement and each of the Parent Documents has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery by the other parties thereto, this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 5.4 No Conflict; Required Filings and Consents.

(a) None of the execution and delivery by Parent and Acquisition Sub of this Agreement or the Parent Documents, the consummation by Parent or Acquisition Sub of the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing, or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement will (i) conflict with or violate the certificate of incorporation or bylaws of (x) Parent or (y) Acquisition Sub, (ii) assuming the consents, approvals and authorizations specified in Section 5.4(b) have been received and the waiting periods referred to therein have expired, and any condition precedent to such consent, approval, authorization, or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Acquisition Sub or by which any property or asset of Parent or Acquisition Sub is bound or affected or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than, in the case of the Financing, any Lien required or permitted thereunder) on any property or asset of Parent or Acquisition Sub pursuant to, any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Acquisition Sub is a party or by which Parent or Acquisition Sub or any property or asset of Parent or Acquisition Sub is bound, other than, in the case of clauses (ii) and (iii), for any such violations, breaches, defaults, rights, terminations, amendments, accelerations, or cancellations which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) None of the execution and delivery by Parent and Acquisition Sub of this Agreement or the Parent Documents, the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing, or compliance by Parent or Acquisition Sub with any of the provisions of this Agreement or the Parent Documents will require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority, except for (x) applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, any applicable Antitrust Laws, filing and recordation of appropriate merger documents as required by the DGCL and the rules of NASDAQ, (y) such matters that result from Parent’s consummation of the Activant Merger, and (z) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 Absence of Litigation. As of the date hereof, there is no claim, action, proceeding, or investigation pending or, to the knowledge of Parent, threatened against either Parent or Acquisition Sub or any of their respective properties or assets at law or in equity, and there are no Orders by or before any arbitrator or Governmental Authority, in each case as would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6 Absence of Certain Agreements. Except as set forth in Section 5.6 of the Parent Disclosure Letter, neither Parent nor any of its affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to tender its shares of Company Common Stock in the Offer or to vote to adopt this Agreement or the Merger or (ii) agrees to vote against, or not to tender its shares of Company Common Stock in, any Superior Proposal; or (b) any third party has agreed to provide, directly or indirectly, equity capital (other than pursuant to the Equity Commitment Letter) to Parent or the Company to finance in whole or in part the Offer or the Merger.

Section 5.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Acquisition Sub expressly for inclusion or incorporation by reference in (a) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 Financing.

(a) Parent has delivered to the Company true, correct and complete copies of the executed commitment letters from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada, dated as of the date hereof (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender parties thereto have committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (the “Debt Financing”), and (ii) the executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from certain funds affiliated with Apax Partners, L.P. (“Sponsor”) pursuant to which Sponsor has caused such funds to commit to invest the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof.

(b) All of the Financing Commitments are, as of the date hereof, in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Parent and Acquisition Sub and, to the knowledge of Parent, the other parties thereto. Except for a fee letter and an engagement letter (complete copies of which have been provided to the Company with only the fee amounts and certain economic terms of the market flex (none of which would adversely affect the amount or availability of the Debt Financing if so required by the lenders party to such letters) redacted), there are no side letters or other agreements, contracts or arrangements relating to the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Acquisition Sub under any term, or a failure of any condition, of the Financing Commitments or otherwise result in any portion of the Financing contemplated thereby to be unavailable. Parent and/or Acquisition Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. Assuming the satisfaction of the conditions to Parent’s obligation to consummate the Offer and/or the Merger (as applicable) and Section 8.1 of the Activant Merger Agreement, the aggregate proceeds of the Financing, if funded in accordance with the Financing Commitments, will be sufficient for the satisfaction of all of (x) Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Offer Price in respect of each share of Company Common Stock validly tendered and accepted for payment in the Offer, the Aggregate Merger Consideration and the payment of all associated costs and expenses of the Offer and the Merger (including any repayment or refinancing of indebtedness of the Company required in connection therewith) and (y) Parent’s and Activant Acquisition Sub’s obligations under the Activant Merger Agreement, including the payment of the merger consideration thereunder and all associated costs and expenses (including any repayment or refinancing of indebtedness of Activant required in connection therewith). There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Financing, other than as expressly set forth in or contemplated by the Financing Commitments.

(c) Neither Parent nor Acquisition Sub is a party to any agreement or understanding which directly or indirectly limits or restricts the ability of any person to provide debt financing for other potential purchasers of the Company.

Section 5.9 [Intentionally Omitted].

Section 5.10 Capitalization of Acquisition Sub. As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 1,000 shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned subsidiary of Parent. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 5.11 Interest in Competitors. Except as set forth on Section 5.11 of the Parent Disclosure Schedule, Parent, Acquisition Sub and Guarantor do not own any interest, nor do any of their respective affiliates insofar as such affiliate-owned interests would be attributed to Parent, Acquisition Sub or Guarantor under the HSR Act, in any entity or person that derives revenues from products, services or lines of business within the Company’s products, services or lines of business.

Section 5.12 Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

Section 5.13 Brokers. Other than Jefferies & Company, Inc. and RBC Capital Markets, LLC, whose fees and expenses shall be borne solely by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger and any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sponsor.

Section 5.14 Solvency. Neither Parent nor Acquisition Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its subsidiaries. Each of Parent and Acquisition Sub is Solvent as of the date of this Agreement and, assuming the satisfaction of the conditions to Parent’s obligation to consummate the Offer and/or the Merger (as applicable), each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the aggregate Offer Price and the Aggregate Merger Consideration, the repayment of amounts borrowed pursuant to the Financing Commitments, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and expenses, be Solvent at and after the Effective Time. As used in this Section 5.14, the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and Acquisition Sub (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and of each of them (on a stand alone basis) will exceed their debts, (b) each of Parent and Acquisition Sub (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each of them (on a stand alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Parent and Acquisition Sub (and, after the Merger, the Surviving Corporation) (on a consolidated basis) and each them (on a stand-alone basis) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.14, “debt” means any liability on a claim, and “claim” means any (a) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 5.15 DGCL Section 203. Assuming the truth and accuracy of the representations contained in Section 4.22, neither Parent or Acquisition Sub is, nor at any time during the last three (3) years has either Parent or Acquisition Sub been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.16 Parent Ownership of Company Securities. As of the date of this Agreement, Parent, Sponsor and their respective subsidiaries do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 5.17 WARN Act. As of the date of this Agreement, Parent and Acquisition Sub are neither planning nor contemplating, and Parent and Acquisition Sub have neither made nor taken, any decisions or actions concerning the Company Employees after the Closing that would require the service of notice under the WARN Act or similar local laws.

Section 5.18 Management Agreements. Except as set forth on Section 5.18 of the Parent Disclosure Schedule, other than this Agreement, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Guarantor, Parent or Acquisition Sub or any of their affiliates, on the one hand, and any member of the Company’s management or the board of directors or any of the Company’s affiliates, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.19 Litigation. As of the date hereof, (i) there is no suit, action or proceeding pending or, to the knowledge of Parent or Acquisition Sub, threatened against Parent, Acquisition Sub, Guarantor or any of their respective affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect and (ii) there is no judgment outstanding against Parent, Acquisition Sub, Guarantor or any of their respective affiliates that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.20 Activant Merger Agreement. Parent has provided the Company with a true and complete copy of the Activant Merger Agreement and all schedules, annexes and exhibits thereto, in each case as currently in effect (collectively, the “Activant Merger Materials”). Other than the Activant Merger Materials, there are no other agreements or arrangements between Parent, Acquisition Sub or any of their respective Affiliates, on the one hand, and Activant, on the other hand, related to the Activant Merger. The representations and warranties of Parent and Activant Merger Sub set forth in the Activant Merger Agreement are true and correct, except as would not impair or significantly delay the ability of Parent, Acquisition Sub and Activant Merger Sub to consummate the transactions contemplated by this Agreement and/or the Activant Merger Agreement.

Section 5.21 Acknowledgement of Disclaimer of Other Representations and Warranties. Parent and Acquisition Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) neither the Company nor any of its subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with the Offer and the Merger and Parent and Acquisition Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no person has been authorized by the Company or any of its subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Offer and Merger, and if made, such representation or warranty must not be relied upon by Parent or Acquisition Sub as having been authorized by such entity, and (c) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Acquisition Sub or any of their Representatives, including any materials or information made available in the Electronic Data Room or in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and to the extent any such materials or information is the subject of any express representation or warranty set forth in Article IV. Each of Parent and Acquisition Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing, each of Parent and Acquisition Sub has relied on the results of its own independent investigation.

Section 5.22 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Parent nor Acquisition Sub nor any other person on behalf of Parent or Acquisition Sub makes any express or implied representation or warranty with respect to Parent or Acquisition Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Neither Parent nor Acquisition Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article V.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (i) as may be required by Law, (ii) as may be consented to in writing by Parent (which consent, shall not be unreasonably withheld, delayed or conditioned, provided that Parent may or may not provide such consent with respect to clauses (b)(ii), (d) and (e) below at its sole discretion), (iii) as may be expressly permitted pursuant to this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the business of the Company and its subsidiaries shall be conducted only in, and such entities shall not take any action except in the ordinary course of business and in a manner consistent with past practice in all material respects, (y) it shall use its commercially reasonable efforts to keep available the services of the current executive officers and key employees of the Company and each of its subsidiaries and to preserve the current relationships of the Company and each of its subsidiaries with each of the distributors, franchisees, suppliers and other Persons with whom the Company or any of its subsidiaries has material business relations and (z) it shall (and shall cause its subsidiaries to) comply with applicable Laws. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its subsidiaries to:

(a) amend, waive or otherwise change, in any material respect, the Restated Certificate of Incorporation or the Bylaws of the Company (or such equivalent organizational or governing documents of any of its subsidiaries);

(b) except for transactions among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, or as otherwise contemplated in Section 6.1(e), issue, sell, pledge, dispose, encumber or grant any shares of its or its subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries’ capital stock; provided, however that (i) the Company may issue shares upon the vesting of any Company Restricted Stock Unit or the exercise of any Company Option, in each case outstanding as of the date hereof or as may be granted after the date hereof under this Section 6.1 to the extent disclosed in Section 4.3, and (ii) the Company may issue shares pursuant to existing employment agreements and Company Benefit Plans in effect as of the date hereof, in each case, that have been disclosed or made available to Parent;

(c) declare, authorize, make, set aside, establish a record date for or pay any dividend or other distribution, whether payable in cash, stock, property, a combination thereof or otherwise, with respect to the Company’s or any of its subsidiaries’ capital stock, other than dividends paid by any subsidiary of the Company to the Company or any wholly owned subsidiary of the Company;

(d) except as required pursuant to existing written agreements or pursuant to Company Benefit Plans in effect as of the date hereof, in each case, that have been disclosed or made available to Parent, or as otherwise required by Law, (i) increase the compensation or other benefits payable or to become payable to any current or former employees, directors, executive officers or other service providers of the Company or any of its subsidiaries except in the ordinary course of business consistent with past practice (including, for this purpose, the normal salary, bonus, commission and equity compensation review process conducted each year), (ii) grant any incentive compensation opportunity or pay any incentive compensation or pay or agree to pay any pension, retirement, allowance, severance, change of control or termination pay to, or enter into any severance, change of control or similar agreement with, any current or former employees, directors, executive officers, or other services providers of the Company or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, (iii) enter into or amend any employment, consulting, bonus, retention, retirement or similar agreement with any employee or executive officer of the Company (including any change to performance targets associated therewith and except for employment agreements terminable on less than thirty (30) days’ notice without penalty), (iv) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former employees, directors, executive officers, or other service providers or any of their beneficiaries, except, in each case, as would not result in an increase to the Company in the cost of maintaining such collective bargaining agreement, plan, trust, fund, policy or arrangement, (v) amend or adopt any Company Benefit Plans (other than any such adoption or amendment that does not increase the cost to the Company of maintaining such Company Benefit Plan) or (vi) accelerate the vesting or payment of or take any action to fund, any compensation or benefit (provided, however, that the Company and its subsidiaries may enter into or amend employment and consulting arrangements with officers, employees and consultants (other than the executive officers of the Company) in connection with promotions, new hires or engagements in the ordinary course of business;

(e) grant, confer or award, except as may be required under agreements executed prior to the date hereof (which such agreements are set forth in Section 6.1(e) of the Company Disclosure Letter and which grant, conference or award is made in securities of, or rights with respect to, the Company and not any subsidiary of the Company), options, convertible securities, restricted stock units or other rights to acquire any of its or its subsidiaries’ capital stock or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan (except as otherwise provided by the terms of any unexercisable options or other equity awards outstanding on the date hereof (which such agreements are set forth in Section 6.1(e) of the Company Disclosure Letter) or otherwise permitted to be granted below);

(f) acquire (including by merger, consolidation, or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, any interest in any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding $2,500,000 in the aggregate;

(g) incur any long-term Indebtedness or issue or sell any debt securities except for Indebtedness (i) incurred under the Company’s existing credit facilities as in effect as of the date of this Agreement and disclosed to Parent or incurred to replace, renew, extend, refinance or refund any existing Indebtedness (without increasing the principal amount thereof), (ii) for borrowed money incurred pursuant to agreements in effect prior to the execution of this Agreement (which such agreements are set forth in Section 6.1(g) of the Company Disclosure Letter), or (iii) incurred under letters of credit in the ordinary course of business;

(h) enter into, materially modify or amend, or terminate any Company Material Contract;

(i) make any material change to its methods of accounting in effect at December 31, 2010, except (i) as required by a concurrent change in GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board, PCAOB or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a concurrent change in applicable Law or (iv) as disclosed in the Company SEC Documents;

(j) purchase, sell, transfer, license, assign, mortgage, encumber, abandon, fail to maintain or otherwise dispose of any of the Company Intellectual Property Rights or any other properties or assets having a value in excess of $500,000 in the aggregate (other than sales of inventory or non-exclusive licenses of Intellectual Property, or commodity, purchase, sale or hedging agreements, in each case in the ordinary course of business);

(k) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than among wholly owned subsidiaries);

(l) compromise, settle or agree to settle any pending or threatened suit, action, claim, obligation, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $500,000 in the aggregate;

(m) grant any Liens on the Company’s or any of its subsidiaries’ assets other than (i) in connection with Indebtedness permitted under clause (g) above or (ii) Permitted Liens;

(n) enter into any new line of business outside of the Company’s and its subsidiaries’ existing business segments;

(o) make any material Tax election or change any annual accounting period, file any material amended Tax Return, enter into any material closing agreement, settle any material claim or assessment, surrender any right to claim a material refund, offset or other reduction in liability or consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case, with respect to Taxes;

(p) fail to maintain in full force and effect material insurance policies covering the Company and its subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice

(q) implement any employee layoffs that implicate the WARN Act; or

(r) agree to, make any commitment to, or enter into any letter of intent or agreement in principle with respect to do any of the foregoing.

Section 6.2 Proxy Statement.

(a) Preparation and Filing of Proxy Statement. Subject to Section 6.6, the Company shall, as promptly as reasonably practicable (and in any case within ten (10) Business Days after the date of this Agreement), prepare and file with the SEC the Proxy Statement. Except as expressly contemplated by Section 6.6, the Proxy Statement shall include (i) the Company Recommendation with respect to the Merger, (ii) a copy of Section 262 of the DGCL, (iii) a disclosure relating to the Company financial advisor Moelis & Company (including the amount of fees and other consideration that Moelis & Company will receive upon consummation of or as a result of the Offer and the Merger, and the conditions therefor), (iv) the Fairness Opinion and (v) the information that formed the basis for rendering the Fairness Opinion, subject to the approval of the form of such disclosure by Moelis & Company, such approval not to be unreasonably withheld or delayed. The Company will cause the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Acquisition Sub for inclusion or incorporation by reference in the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC (or the staff of the

SEC), on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable and to resolve any comments of the SEC (or the staff of the SEC) with respect to the Proxy Statement. The Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act, the NASDAQ, and, in each case, the rules and regulations promulgated thereunder.

(b) Mailing of Proxy Statement; Amendments. As promptly as reasonably practicable after the Proxy Statement Clearance Date and having obtained the written consent of Parent (which may or may not be provided by Parent in its sole discretion), the Company shall set a record date and cause the Proxy Statement to be mailed to the holders of Company Common Stock (which mailing shall occur on the Business Day following the Proxy Statement Clearance Date if practicable, but in no event later than the fifth (5th) Business Day following the Proxy Statement Clearance Date ) as of the record date established for the Stockholders’ Meeting; provided that such written consent from Parent shall not be required from and after the date that is forty (40) days after the date of this Agreement. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s subsidiaries, or their respective officers or directors, should be discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others. Each of Parent, Acquisition Sub and the Company agree to promptly correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

(c) Cooperation. Parent shall furnish to the Company all information concerning Parent and Acquisition Sub required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of comments from the SEC (or the staff of the SEC). Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response.

Section 6.3 Stockholders’ Meetings.

(a) Calling the Meeting. The Company shall, as promptly as reasonably practicable after the Proxy Statement Clearance Date and having obtained the written consent of Parent (which may or may not be provided by Parent in its sole discretion), take all action necessary in accordance with applicable Law, the rules of NASDAQ and the Restated Certificate of Incorporation and the Bylaws of the Company to duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of obtaining the Requisite Stockholder Approval, such Stockholders’ Meeting to be duly called, convened and held by the Company as promptly as reasonably practicable (and in no event later than twenty (20) calendar days) following the mailing of the Proxy Statement; provided that such written consent from Parent shall not be required from and after the date that is forty (40) days after the date of this Agreement.

(b) Adjournments and Postponements. Any adjournment or postponement of the Stockholders’ Meeting shall require the prior written consent of Parent other than (i) in the case it is required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the SEC or its staff has instructed the Company is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders’ Meeting, (ii) if insufficient shares are present in person or by proxy prior to the start of the Stockholder’s Meeting to constitute a quorum, or (iii) if, as of the scheduled date and time of the Stockholders’ Meeting, the Company shall not have received an aggregate number of proxies voting for the adoption of this Agreement and the transactions contemplated hereby (including the Merger), which have not been withdrawn, such that the condition in Section 7.1(a) will be satisfied at such Stockholders’ Meeting; provided that, in the case of clauses (ii) and (iii) above, such adjournment or postponement does change the record date and would not reasonably be expected to have an adverse effect on the terms of the definitive agreements entered into with respect to the Debt Financing. Notwithstanding the foregoing, Parent may require the Company to adjourn or postpone the Stockholders’ Meeting one (1) time (for a period of not more than 30 calendar days but not past two (2) Business Days prior to the Termination Date), unless prior to such adjournment the Company shall have received an aggregate number of proxies voting for the adoption of this Agreement and the transactions contemplated hereby (including the Merger), which have not been withdrawn, such that the condition in Section 8.1(b)(iii) will be satisfied at such meeting. Once the Company has established a record date for the Stockholders’ Meeting, the Company shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law (including, in the event that the Stockholders’ Meeting is adjourned or postponed in accordance with this Section 6.3, by implementing such adjournment or postponement in such a way that the Company does not establish a new record date for the Stockholders’ Meeting, as so adjourned or postponed).

(c) Proxy Solicitation and Voting. Unless an Adverse Recommendation Change shall have been issued, the Company shall use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and shall ensure that all proxies solicited in connection with the Stockholders’ Meeting are solicited in compliance with all applicable Laws and all rules of the NASDAQ. At any Stockholders’ Meeting, Parent shall ensure that all Company Common Stock owned beneficially or of record by Parent, Acquisition Sub or any of Parent’s other Affiliates, or any shares of Company Common Stock with respect to which Parent or Acquisition Sub or any of Parent’s other Affiliates holds a valid proxy, will be voted in favor of the adoption of this Agreement and the transactions contemplated hereby (including the Merger). Unless this Agreement is validly terminated in accordance with Section 8.1, the Company shall submit this Agreement to its stockholders at the Stockholders’ Meeting even if an Adverse Recommendation Change shall have been issued. The Company shall, upon the reasonable request of Parent, advise Parent at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Stockholders’ Meeting as to the aggregate tally of proxies received by the Company with respect to the Requisite Stockholder Approval. Without the prior written consent of Parent, except as required by applicable Law, the adoption of this Agreement and the transactions contemplated hereby (including the Merger) shall be the only matter (other than procedure matters) which the Company shall propose to be acted on by the stockholders of the Company at the Stockholders’ Meeting.

(d) Short-Form Merger. Notwithstanding the foregoing, if, following the Offer Closing, the Support Agreement Exchanges and the exercise, if any, of the Top-Up Option, Parent and its affiliates shall own at least ninety percent (90%) of the outstanding shares of Company Common Stock, the parties hereto shall take all necessary and appropriate action, including with respect to the transfer to Acquisition Sub of any shares of Company Common Stock held by Parent or its affiliates, to cause the Merger to become effective immediately following the Offer Closing without the Stockholders’ Meeting in accordance with Section 253 of the DGCL.

Section 6.4 Appropriate Action; Consents; Filings.

(a) Subject to the other terms and conditions of this Agreement, the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Offer and the Merger set forth in Annex I and Article VII to be satisfied, including (i) the obtaining of all necessary actions or nonactions, consents and approvals from Governmental Authorities or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other persons necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions, including the Offer and the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement; provided, however, the parties hereto understand and agree that all obligations of the

Company, Parent and Acquisition Sub relating to the Financing shall be governed exclusively by Section 6.12 and Section 6.13, and not this Section 6.4. Each of the parties hereto shall promptly (and in no event later than ten (10) Business Days following the date that this Agreement is executed) make and not withdraw its respective filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions contemplated hereby, including the Offer, the Merger and the Top-Up Option. Subject to the terms and conditions set forth in the Activant Merger Agreement, Parent shall perform (and shall cause Activant Acquisition Sub to perform) all of their respective obligations under Activant Merger Agreement and Parent shall use (and shall cause Activant Acquisition Sub to use) its reasonable best efforts to (i) take all actions necessary or appropriate to consummate as promptly as reasonably practical the transactions contemplated by the Activant Merger Agreement, and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to its obligations to consummate the Activant Merger.

(b) In furtherance of the foregoing, Parent, Acquisition Sub and the Company agree to use reasonable best efforts (and to cause their affiliates to use reasonable best efforts) to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the transactions contemplated by this Agreement, including the Offer and the Merger (and, solely with respect to Parent, the Activant Merger), as promptly as practicable, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or disposition of such assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement (including, solely with respect to Parent, the Activant Merger). Further, and for the avoidance of doubt, Parent will take any and all actions necessary in order to ensure that (x) no requirement for any non-action by or consent or approval of the Antitrust Division, the FTC or other foreign or U.S. Governmental Authority with respect to any Antitrust Laws, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any Antitrust Laws, and (z) no other matter relating to any Antitrust Laws would preclude consummation of the Offer or the Merger (and, solely with respect to Parent, the Activant Merger) by the Termination Date.

(c) Each of Parent and the Company shall give (or shall cause its respective subsidiaries to give) any notices to third parties, and Parent shall use, and cause each of its affiliates to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any third party consents not covered by paragraphs (a) and (b) above that are necessary, proper or advisable to consummate the Merger and/or the Activant Merger, including the consents and notices set forth on Schedule 6.4 hereto. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. Notwithstanding the foregoing, obtaining any third party consents pursuant to this Section 6.4(c) shall not be considered a condition to the obligations of the Parent and Acquisition Sub to consummate the Offer or the Merger.

Section 6.5 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, the Company will, and will instruct its Representatives to, provide to Parent and its directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives (collectively, “Representatives”) access during normal business hours to the Company’s and its subsidiaries’ employees, Representatives, properties, books, contracts and records and other information as Parent may reasonably request regarding the business, assets, liabilities, employees and other aspects of the Company and its subsidiaries (but not access to perform intrusive environmental examinations or to take samples of the soil, ground water, air or products); provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (i) constitute a waiver of the attorney-client or other privilege held by the Company so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s privilege with respect thereto, or (ii) otherwise violate any applicable Laws.

(b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement; provided, that the execution of this Agreement by the Company shall constitute written consent by the Company pursuant to the Confidentiality Agreement to all actions by Parent, Acquisition Sub and their Representatives expressly permitted or contemplated by this Agreement (including with respect to Article I, Section 6.6 and Section 6.12), it being acknowledged and agreed that the execution of this Agreement by the Company shall constitute written consent by the Company, and the Confidentiality Agreement is hereby deemed amended and or waived to the extent required, to allow Parent, Acquisition Sub and their respective Representatives to contact, solely as permitted under Section 6.12(e), Third Parties as potential sources of equity financing for the transactions contemplated hereby so long as such Persons agree to be bound by the terms and conditions of the Confidentiality Agreement. The Company agrees that Apax Partners, L.P. is an express third party beneficiary of each waiver to, or amendment of, the Confidentiality Agreement contained herein or contemplated hereby. The Company agrees that the Confidentiality Agreement is hereby amended to permit (x) the inclusion of all existing or prospective financial advisors, partner sponsors and other sources of debt and equity financing permitted under this Agreement in the term “Representative” as such term is defined therein, and (y) Parent, Acquisition Sub and their affiliates to purchase any debt or equity securities of the Company at any time, from time to time, following the termination or expiration of the Offer.

Section 6.6 Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Los Angeles time) on the day that is thirty (30) days following the date of this Agreement (the “Solicitation Period End Date”), the Company and its subsidiaries and their respective Representatives shall have the right (acting under the direction of the board of directors of the Company or any committee thereof) to, directly or indirectly, (i) solicit, initiate, facilitate and encourage any Competing Proposals, including by way of providing access to non-public information; provided that, prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement; and provided, further, that (A) any such material provided to any Third Party given such access that has not been provided to Parent or Acquisition Sub shall be provided to Parent and Acquisition Sub as promptly as reasonably practicable after it is provided to such Third Party (which requirement may be satisfied by posting such information to the Electronic Data Room and giving Parent and Acquisition Sub notice confirming that such disclosure is being made pursuant to the Company’s obligations under this Section 6.6(a)) and (B) the Company and its subsidiaries and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof) could reasonably be likely to be harmful to the operation of the Company in any material respect; and (ii) engage in, continue or otherwise participate in any discussions or negotiations with respect to any Competing Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Competing Proposal.

(b) Except as expressly permitted by this Section 6.6, from and after the Solicitation Period End Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Section 8.1, the Company shall, and shall cause its subsidiaries and Representatives to (i) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Parties (other than a Qualified Go-Shop Bidder) with respect to a Competing Proposal, and (ii) request any such Third Party (other than a Qualified Go-Shop Bidder) to promptly return or destroy all confidential information concerning the Company and its subsidiaries. Except as expressly permitted by this Section 6.6, the Company shall not, and shall not permit any of its subsidiaries or Representatives to, from and after the Solicitation Period End Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, directly or indirectly, (w) solicit, initiate, knowingly encourage or knowingly facilitate (including by providing information or granting any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes or otherwise) any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal, (x) engage, continue or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its subsidiaries to, or afford access to the books or records of the Company or its subsidiaries to, any Third Party that would reasonably be expected to lead to a Competing Proposal or any Third Party that, to the knowledge of the Company, is seeking to make, or has made, a Competing Proposal, (y) approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”) or (z) resolve to propose, agree or publically announce an intention to do any of the foregoing. Notwithstanding the commencement of the obligations of the Company under this Section 6.6(b), from and after the Solicitation Period End Date, the Company may continue to engage in the activities described in clauses (x) through (z) of this Section 6.6(a) with respect to a Qualified Go-Shop Bidder; provided, however, that the obligations set forth in Section 6.6(d), Section 6.6(e) and Section 6.6(f)) shall apply at all times with respect to any such Qualified Go-Shop Bidder and its Competing Proposal. No later than two (2) Business Days following the Solicitation Period End Date, the Company shall notify Parent and Acquisition Sub in writing of the number and identity of any Qualified Go-Shop Bidders.

(c) Notwithstanding anything to the contrary contained in Section 6.6(b), at any time after the Solicitation Period End Date and prior to the earlier to occur of the Offer Closing and obtaining the Requisite Stockholder Approval, the Company or its board of directors, directly or indirectly through its Representatives, may, in response to any bona fide Competing Proposal which did not result from or arise in connection with a breach (or the making thereof causes a breach) of Section 6.6(b), (i) furnish nonpublic information to any Third Party making such a Competing Proposal (provided, however, that (1) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, (2) any such information that has not been provided to Parent or Acquisition Sub shall be provided to Parent or Acquisition Sub as promptly as reasonably practicable after it is provided to such Third Party and (3) the Company and its board of directors and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if the exchange of such information (or portions thereof) could reasonably be likely to be harmful to the operation of the Company in any material respect), and (ii) engage in discussions or negotiations with such Third Party with respect to such Competing Proposal only if and after: (x) such Third Party has submitted a bona fide Competing Proposal which the board of directors of the Company determines in good faith, after consultation with its financial and legal advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal, and (y) the board of directors of the Company determines in good faith, after consultation with legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law. Prior to taking any of the actions referred to in this Section 6.6(c), the Company shall notify Parent and Acquisition Sub orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this Section 6.6(c).

(d) Except as expressly permitted by this Section 6.6(d), neither the board of directors of the Company nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Acquisition Sub, the approval or recommendation by the board of directors of the Company or any such committee of this Agreement or the transactions contemplated hereby; (ii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Proposal made or received after the date hereof; (iii) fail to recommend against any Competing Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Proposal; (iv) fail to include the Company Recommendation in the Offer Documents; (any of the actions described in clauses (i) through (iv) of this Section 6.6(d) and the proviso set forth in Section 6.6(g), an “Adverse Recommendation Change”) or (v) cause or permit the Company to enter into any Alternative Acquisition Agreement. Prior to the earlier to occur of the Offer Closing and obtaining the Requisite Stockholder Approval, the board of directors of the Company shall be permitted (x) to terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to a Superior Proposal, subject to compliance with this Section 6.6, Section 8.1(c)(ii) and Section 8.3, if the board of directors of the Company (A) has received a bona fide Competing Proposal that is not withdrawn, which did not result from or arise in connection with a breach of Section 6.6(b) or Section 6.6(c) and that, in the good faith determination of the board of directors of the Company after consultation with its financial and legal advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Acquisition Sub pursuant to, Section 6.6(e), and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law or (y) to effect an Adverse Recommendation Change (but only as described in clause (i) of such definition and only so long as it is not made in connection with, or in any way relating to, a Competing Proposal, the terms thereof, or the fact that it was made), if events, facts, developments, circumstances or occurrences that affect the business, assets or operations of the Company or its subsidiaries that were not known by the Company as of the date hereof become known and as a result thereof the board of directors of the Company determines in good faith, after consultation with its financial and legal advisors, that failure to take such action may be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) The Company shall not be entitled to effect an Adverse Recommendation Change under clause (i) of such definition or to terminate this Agreement as permitted under Section 6.6(d) with respect to a Superior Proposal unless, in each case, (i) the Company has provided a written notice with respect thereto to Parent and Acquisition Sub that the Company shall take such action within three (3) Business Days following the delivery of such notice and describing, as applicable, (x) such events, facts, developments, circumstances or occurrences that are the basis of such action and cause it to be required to effect such Adverse Recommendation Change or (y) the material terms and conditions of the Superior Proposal that is the basis of such action and cause it to constitute a Superior Proposal (including the identity of the Third Party and, if applicable, copies of any documents relating to such Superior Proposal), (ii) during the three (3) Business Day period following Parent’s and Acquisition Sub’s receipt of such notice, the Company shall, and shall cause its Representatives to, negotiate with Parent and Acquisition Sub in good faith (to the extent Parent and Acquisition Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing Commitments so that, as applicable, (x) failure to effect such Adverse Recommendation Change would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law or (y) such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of such three (3) Business Day period, the board of directors of the Company shall have determined in good faith after consultation with its financial and legal advisors, taking into account any changes to this Agreement and the Financing Commitments proposed in writing by Parent and Acquisition Sub in response to such notice or otherwise, that, as applicable, (x) failure to effect such Adverse Recommendation Change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law or (y) the Superior Proposal giving rise to such notice continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new written notice to be delivered by the Company to Parent and Acquisition Sub and the Company shall be required to comply again with the requirements of this Section 6.6(e); provided, however, that references to the three (3) Business Day period above shall be deemed to be references to a two (2) Business Day period.

(f) From and after the Solicitation Period End Date, the Company shall, as promptly as reasonably practicable (and in any event within two (2) Business Days), advise Parent and Acquisition Sub of receipt by the Company of any Competing Proposal (or any inquiry or request for negotiating or discussing a Competing Proposal) or any request for non-public information in connection with any Competing Proposal, the material terms and conditions of any such Competing Proposal or request (including the identity of the Third Party and, if applicable, copies of any documents relating to such Superior Proposal), and shall as promptly as reasonably practicable (and in any event on a daily basis) advise Parent and Acquisition Sub of any material amendments to any such Competing Proposal or request and shall keep Parent reasonably informed on a daily basis of the status and terms thereof. The Company shall not enter into any agreement with any such Third Party which would prevent the Company from complying with the provisions of this Agreement.

(g) Nothing contained in this Agreement shall prohibit the Company or its board of directors, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, or (ii) making any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the board of directors of the Company has determined in good faith, after consultation with legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that any such disclosures (other than those made pursuant to clause (ii) above) shall be deemed to be an Adverse Recommendation Change unless the board of directors of the Company expressly publicly reaffirms the Company Recommendation within two (2) Business Days following a written request by Parent. Between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, upon the written request by Parent for any reason (provided that Parent may only make such request pursuant to this sentence one (1) time during such period), the board of directors of the Company shall expressly publicly reaffirm the Company Recommendation (x) in the event that a Competing Proposal has not been submitted during the eight (8) Business Day period prior to such request, within two (2) Business Days following such written request or (y) in the event that a Competing Proposal has been submitted during the eight (8) Business Day period prior to such request, on the tenth (10th) Business Day following such submission.

(h) The approval of the board of directors of the Company for purposes of causing any Takeover Statute and the Rights Plan to be inapplicable to the transactions contemplated by this Agreement shall be irrevocable and unconditional while this Agreement remains in effect and no Adverse Recommendation Change shall change such approval for purposes of causing any Takeover Statute or the Rights Plan to be inapplicable to the transactions contemplated by this Agreement. To the extent Parent and/or the Company believes that there has been a breach by a Third Party of any standstill provision to which the Company or any of its subsidiaries is a party, the Company shall use commercially reasonable efforts to enforce such standstill provision, provided, however, that nothing in this Agreement shall prohibit the Company from waiving any standstill provision with a Third Party solely for purposes of allowing such Third Party to make a Competing Proposal to the Company’s board of directors prior to the Solicitation Period End Date.

(i) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the transactions contemplated by this Agreement, any inquiry, proposal or offer (other than a proposal or offer by Parent or any of its subsidiaries) from a Third Party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute, directly or indirectly, fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book-value basis; (ii) the acquisition (whether by merger, consolidation, equity purchase or investment, joint venture or otherwise) by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the assets of the Company and its subsidiaries, taken as a whole as determined on a book-value basis; (iii) the acquisition in any manner, directly or indirectly, by any Third Party, directly or indirectly, of fifteen percent (15%) or more of the issued and outstanding shares of Company Common Stock; (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Third Party, directly or indirectly, beneficially owning fifteen percent (15%) or more of the Company Common Stock or any class of equity or voting securities of the Company or any of its subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company as determined on a book-value basis; or (v) any combination of the foregoing.

(ii) “Superior Proposal” shall mean a Competing Proposal which is not solicited or received in violation of this Section 6.6 (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party that the board of directors of the Company determines in good faith, after consultation with the Company’s financial and legal advisors, and considering such factors as the board of directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), is more favorable from a financial point of view to the Company and its stockholders (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing (including pursuant to Section 6.6(e)) than the transactions contemplated by this Agreement.

(j) The Company agrees that in the event any of the Company’s or its subsidiaries’ Representatives takes any action which, if taken by the Company or any of its subsidiaries, would constitute a breach of this Section 6.6, then the Company shall be deemed to be in breach of this Section 6.6 for all purposes of this Agreement.

Section 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its subsidiaries as provided in the Company’s or each of the Company’s subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement shall survive the Merger and shall continue in full force and effect. Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by: (x) the Restated Certificate of Incorporation or Bylaws (or equivalent organizational or governing documents) of the Company or any of its subsidiaries or affiliates as in effect on the date of this Agreement and (y) any indemnification agreement of the Company or its subsidiaries or other applicable contract as in effect on the date of this Agreement, and (ii) not amend, repeal or otherwise modify any such provisions referenced in subsections (i)(x) and (y) above in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b) Without limiting the provisions of Section 6.7(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation will: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer or employee of the Company or any of its subsidiaries or affiliates; or (y) the Offer, the Merger, the Merger Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.7(b) or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.7(b) unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee or such Indemnitee otherwise consents in writing to such settlement, compromise, consent or termination.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided, however, that the maximum aggregate annual premium for such insurance policies for any such year shall not be in excess of the maximum aggregate annual premium contemplated by the immediately following sentence. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 275% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of each Indemnitee and his or her successors, heirs or representatives. Parent shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided in this Section 6.7.

(e) The rights of each Indemnitee under this Section 6.7 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company, the Surviving Corporation or any of its subsidiaries, or under any applicable Law or under any agreement of any Indemnitee with the Company or any of its subsidiaries.

(f) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.7 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Corporation and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall succeed to the obligations set forth in this Section 6.7.

Section 6.8 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Offer, the Merger or the transactions contemplated hereby, or from any person alleging that the consent of such person is or may be required in connection with the Offer, the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to this Agreement, the Merger or the transactions contemplated hereby or (c) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied.

Section 6.9 Public Announcements.

(a) The initial press release regarding the transaction contemplated hereby shall be a joint press release by the Company, Parent and Acquisition Sub, and thereafter the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements (including conference calls with investors and analysts) with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto.

(b) Subject to Section 6.6, the Company shall, and shall cause its directors, officers, employees and other Representatives to, use their reasonable best efforts to make solicitations and recommendations to the holders of shares of Company Common Stock for purposes of causing the Minimum Tender Condition to be satisfied, including without limitation, upon Parent’s request, (i) presenting materials (in a form reasonably agreed by the parties hereto) that recommend this Agreement and the transactions contemplated hereby (including the Offer and the Merger) to the Company’s stockholders and/or any firm providing proxy advisory services to the Company’s stockholders, and (ii) if necessary, requesting meetings with the Company’s stockholders (for purposes of obtaining their recommendation of the adoption of this Agreement) and/or any firm providing proxy advisory services to the Company’s stockholders (for purposes of obtaining its recommendation of the adoption of this Agreement by the Company’s stockholders).

(c) Before any communication related to any of the transactions contemplated by this Agreement of Company or any of its “participants” (as defined in Item 4 of Schedule 14A of the Exchange Act) is (i) disseminated to any investor, analyst, member of the media, employee, client, customer or other Third Party or otherwise made accessible on the website of the Company or such participant (whether in written, video or oral form via webcast, hyperlink or otherwise) or (ii) utilized by any executive officer, key employee or advisor of the Company or any such participant, as a script in discussions or meetings with any such Third Parties, the Company shall (or shall cause any such participant to) cooperate in good faith with respect to any such Communication for purposes of, among other things, determining whether that communication constitutes “soliciting material” that is required to be filed by Rule 14a-6(b) or Rule 14a-12(b) of the Exchange Act. The Company shall (or shall cause any such participant to) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such communication.

Section 6.10 Employee Matters.

(a) During the six (6) month period commencing at the Effective Time (or such shorter period of time that any such Company Employee remains an employee of the Surviving Corporation following the Effective Time) Parent shall provide or shall cause the Surviving Corporation to provide to any employee of the Company or any of its subsidiaries as of the Effective Time (“Company Employees”) compensation and benefits (but specifically excluding any equity based compensation) that are, in the aggregate, of comparable value to the compensation and benefits being provided to Company Employees immediately prior to the Effective Time under the Company Benefit Plans (ignoring, for purposes of this comparison, equity based compensation and benefits).

(b) Without limiting paragraph (a) of this Section 6.10, (i) during the six month period commencing at the Effective Time, Parent shall provide, or shall cause the Surviving Corporation to provide, to Company Employees who experience an involuntary termination of employment severance compensation and pay no less than the severance compensation and pay under the applicable Company Benefit Plan set forth on Section 6.10(b) of the Company Disclosure Letter that would have been provided to such employees upon such an involuntary termination of employment immediately prior to the Effective Time.

(c) For purposes of determining eligibility to participate and vesting, and with respect to vacation and severance pay benefits under the benefit plans, programs agreements and arrangements of Parent, the Company, the Surviving Corporation or any respective subsidiary and affiliate thereof providing benefits to any Company Employees after the Closing, each Company Employee shall be credited with his or her years of service with the Company, the Company subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee’s service was recognized under any similar Company Benefit Plan, except to the extent such credit would result in a duplication of benefits.

(d) Nothing contained in this Section 6.10 or in the Agreement, whether express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the Parent, the Surviving Corporation or their respective subsidiaries ability to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by Parent, the Surviving Corporation or their respective subsidiaries, (iii) shall be construed to limit in any way the ability of Parent or the Surviving Corporation to terminate the employment of any employee (including any Company Employee) at any time and for any lawful reason, (iv) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (v) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement. Notwithstanding any other provision of this Agreement, all covenants in this Section 6.10 regarding Parent’s assumption, establishment, sponsorship or maintenance of benefit plans, programs, agreements, or arrangements shall expire on the date which is six (6) months after the Effective Time.

Section 6.11 Conduct of Business by Parent Pending the Merger. Parent and Acquisition Sub covenant and agree with the Company that between the date hereof and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, Parent and Acquisition Sub:

(a) shall not amend or otherwise change any of the Parent Organizational Documents, except as may be consented to in writing by the Company (such consent not to be unreasonably withheld or delayed); and

(b) shall not, and shall not permit any of its affiliates to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business competes in any line of business of the Company and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise or (iv) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 6.12 Financing.

(a) Parent and Acquisition Sub acknowledge and agree that the Company and its affiliates and its and their respective Representatives shall not (prior to the Effective Time) have any responsibility for, or incur any liability to any person under, any financing that Parent and Acquisition Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.12 and that Parent and Acquisition Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its affiliates and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith.

(b) Each of Parent and Acquisition Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Financing Commitments (with respect to the Debt Financing, taking into account the anticipated timing of the Marketing Period), including using their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments, (ii) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to, and within the control of, Parent, Acquisition Sub or their respective Representatives in such definitive agreements, (iii) consummate the Debt Financing and, subject to the continued satisfaction of the conditions set forth in Section 9.9(b) until and including such time on which such conditions are required to be satisfied pursuant to Section 9.9(b), the Equity Financing, at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger) and (iv) causing (including through litigation to the extent necessary) the lenders party to the Debt Financing Commitments and any other person providing Financing to fund the Financing (subject to the continued satisfaction of the conditions set forth in Section 9.9(b) until and including such time on which such conditions are required to be satisfied pursuant to Section 9.9(b), in the case of the Equity Financing) at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger).

(c) [Intentionally Omitted]

(d) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments without the prior written consent of the Company to the extent such amendments, modifications or waivers would reduce the aggregate amount of aggregate cash proceeds available from the Financing to fund the amounts required to be paid by Parent or Acquisition Sub under this Agreement (as compared to the amount of such aggregate proceeds contemplated under the Financing Commitments as in effect on the date hereof), impose new or additional conditions precedent that would be reasonably likely to (i) prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by this Agreement or (ii) adversely impact the ability of Parent or Acquisition Sub to enforce its rights against the other parties to the Financing Commitments. Parent shall not release or consent to the termination of the obligations of the lenders and other persons under the Financing Commitments, except for assignments and replacements of an individual lender in accordance with the terms of the syndication provisions of the Debt Commitment Letter with respect to the Debt Financing, or in accordance with the terms of the Equity Commitment Letter or Section 6.12(e) with respect to the Equity Financing. Notwithstanding anything to the contrary set forth herein, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Debt Commitment Letter or any definitive agreements with respect to the Debt Financing, and/or substitute other debt or equity financing for all or any portion of the Debt Financing from the same and/or alternative financing sources; provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or such definitive agreements that amends the Debt Financing and/or substitution of all or any portion of the Debt Financing shall not (i) expand upon the conditions precedent contained therein in any way or cause any delay of the consummation of the transaction contemplated thereby or (ii) otherwise result in financing terms that are less favorable, in the aggregate when taken as a whole, to Parent, Acquisition Sub and the Company than those in the Financing Commitments as in effect on the date hereof (taking into account any flex provisions).

(e) In no event shall Parent or Acquisition Sub, directly or indirectly, (i) award any agent, broker, investment banker, financial advisor or other firm or person except Jefferies & Company, Inc. and RBC Capital Markets, LLC any financial advisory role on an exclusive basis (or until the Solicitation Period End Date, any additional firm or person on a non-exclusive basis) in connection with the Merger or the other transactions contemplated hereby or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, including Jefferies & Company, Inc. and RBC Capital Markets, LLC, from providing or seeking to provide financing or financial advisory services to any person in connection with a transaction relating to the Company or its subsidiaries or in connection with the Merger or the other transactions contemplated hereby. Except as required by Section 6.12(f), neither Parent, nor Acquisition Sub, directly or indirectly, shall seek or obtain any equity commitments or equity financing in respect of the Offer, the Merger or any of the other transactions contemplated hereby, or provide any information in respect thereof to any potential investor in Parent or Acquisition Sub, or any of Parent’s, Acquisition Sub’s or such investor’s financing sources or potential financing sources or other Representatives, in each case, other than (i) as set forth in the Equity Financing Commitment as in effect on the date of this Agreement or (ii) from any equityholder of an affiliate of Parent or Acquisition Sub.

(f) In the event that any portion of the Financing becomes or could become unavailable in the manner or from the sources contemplated in the Financing Commitments, (i) Parent shall immediately so notify the Company and (ii) Parent and Acquisition Sub shall use their respective reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions no less favorable, in the aggregate, to Parent and Acquisition Sub than those in the Financing Commitments that such alternative financing would replace (taking into account any flex provisions), as promptly as practicable following the occurrence of such event (and in any event no later than the Offer Closing Date or the Merger Closing Date, as applicable); provided, that neither Parent nor Acquisition Sub shall be required to execute any new debt commitment letter or arrange for such alternative financing on terms and conditions that are less favorable (unless otherwise determined by Parent), in the aggregate, to Parent and Acquisition Sub than those included in the Financing Commitments that they would replace. The definitive agreements entered into pursuant to the first sentence of this Section 6.12(f) or Section 6.12(b)(i) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(g) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.12 shall require, and in no event shall the reasonable best efforts of Parent or Acquisition Sub be deemed or construed to require, either Parent or Acquisition Sub to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Financing Commitments, or agree to any “market flex” term less favorable to Parent, Acquisition Sub or the Surviving Corporation than such corresponding market flex term contained in or contemplated by the Financing Commitments (in either case, whether to secure waiver of any conditions contained therein or otherwise).

(h) Parent shall (i) furnish the Company complete, correct and executed copies of the Financing Agreements or any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any breach or threatened breach of which Parent is or becomes aware by any party of any of the Financing Commitments, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Acquisition Sub is or becomes aware or any termination or threatened termination thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any alternative financing).

Section 6.13 Financing Cooperation. Subject to Section 6.12(a), the Company shall and shall cause its subsidiaries and Representatives to, at Parent’s sole expense, reasonably cooperate in connection with the arrangement of the Financing (or alternative financing, as the case may be) as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries). Such cooperation by the Company shall include, at the reasonable request of Parent:

(a) agreeing to enter into such agreements, and to deliver such officer’s certificates, as are customary in financings of such type (including using reasonable best efforts to deliver a certificate of the chief financial officer of the Company with respect to solvency of the Company and its subsidiaries on a consolidated basis or any officer’s certificate of a similar nature to the extent required in connection with the Financing) and as are, in the good faith determination of the persons executing such officer’s certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements as may be reasonably requested, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time;

(b) subject to Section 6.5(a) and Section 6.5(b), furnishing Parent, Acquisition Sub and their financing sources as promptly as practicable with available financial and other pertinent available information regarding the Company and its subsidiaries, including: (I) to the extent required under the Debt Commitment Letter, the unaudited consolidated balance sheet of the Company and its subsidiaries and the related statements of operations and cash flows as of the end of any month or quarterly period ending after the execution of this Agreement, and (II) all financial information related to the Company and/or its subsidiaries reasonably required by Parent for Parent to produce the financial statements required to be delivered pursuant to the Financing (including, if required, all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act);

(c) making the Company’s senior officers available to (i) assist the lenders specified in the Financing Commitments, (ii) participate in a reasonable number of meetings, presentations, due diligence sessions and sessions with prospective lenders, investors and rating agencies in connection with the Financing, (iii) assist with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing) and (iv) otherwise reasonably cooperate in connection with the consummation of the Financing, including reasonably cooperating in obtaining, prior to the date which is twenty (20) days prior to the Merger Closing Date, corporate and facilities ratings to the extent required under the Financing Commitments (or any replacement thereof);

(d) causing the taking of corporate actions by the Company and its subsidiaries reasonably necessary to permit the completion of the Financing (including (1) using commercially reasonable efforts to cooperate with Parent’s efforts to obtain non-invasive environmental assessments, legal opinions, surveys and title insurance (including providing reasonable access to Parent and its Representatives to all Owned Property) as reasonably requested by Parent, provided, that, any access by Parent onto the properties of the Company and its subsidiaries shall be subject to reasonable security measures and insurance requirements and shall be during reasonable business hours and shall not unreasonably interfere with the operations thereon, (2) requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered at Merger Closing to allow for the payoff, discharge and termination in full on the Merger Closing Date of all indebtedness and Liens under the Credit Agreement and (3) furnishing Parent and its lenders promptly, and in any event at least ten (10) days prior to the Merger Closing Date, with all documentation and other information required by Governmental Authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended);

(e) facilitating the execution and delivery of definitive documents related to the Debt Financing on the terms contemplated by the Debt Commitment Letter;

(f) making all necessary filings with the United States Copyright Office to register copyright in the Company Products to the extent required in connection with the Financing; and

(g) using commercially reasonable efforts to ensure that any efforts to syndicate the Debt Financing benefit materially from the Company’s existing lending and investment banking relationships

Parent shall promptly reimburse the Company for any out-of-pocket expenses and costs reasonably incurred in connection with the Company’s or its affiliates’ obligations under this Section 6.13. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other liability or obligation in connection with the Financing (or any alternative financing) prior to the Effective Time.

Section 6.14 Acquisition Sub. Parent will take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.15 No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ operations.

Section 6.16 Rule 14d-10 Matters. Prior to the expiration of the Offer, the Company will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of this Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 6.17 Credit Agreement.

(a) At or immediately prior to the Effective Time, the Company shall deliver to Parent copies of a payoff letter (subject to delivery of funds as arranged by Parent), in form and substance reasonably acceptable to Parent and the Company, from the administrative agent under the Credit Agreement, and shall make arrangements for the release of all liens and other security over the Company’s and its subsidiaries’ properties and assets securing its obligations under the Credit Agreement, together with the return of any collateral in the possession of the administrative agent, at or as soon as practicable following the Effective Time (subject to delivery of funds as arranged by Parent).

(b) At or immediately prior to the Effective Time, Parent shall arrange for delivery of funds to the administrative agent sufficient to satisfy all obligations of the Company and each of its subsidiaries under the

Credit Agreement for loans, extensions of credit, fees and expenses and any other amounts owed under the Credit Agreement as of the Effective Time other than any letters of credit with respect to which alternative collateral has been provided.

Section 6.18 Convertible Debt. At the Closing, the Company shall execute and deliver to U.S. Bank, National Association, as trustee (“U.S. Bank”) under the Indenture, dated as of May 8, 2007, between the Company and U.S. Bank (the “Indenture”) relating to the Senior Notes, a supplemental indenture effective as of the Closing complying with the requirements of Sections 801 and 1409 and Article 9 of the Indenture together with any related certificates, legal opinions and other documents required by the Indenture to be delivered in connection with the supplemental indenture. Promptly after the commencement of the Offer, the Company shall deliver a “Fundamental Change Notice” (as defined in the First Supplemental Indenture dated as of May 8, 2007 relating to the Senior Notes) to the holders of the Senior Notes.

Section 6.19 Rule 16b-3 Matters. Prior to the Effective Time, the Company may take such further actions, if any, as are necessary or appropriate to ensure that the dispositions of equity securities of the Company (including derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.20 FIRPTA Certificate. On the Offer Closing Date, the Company shall provide to Parent (x) a statement certifying that interests in the Company are not “United States real property interests” (within the meaning of Section 897 of the Code), which statement shall be dated as of the Offer Closing Date, signed under penalties of perjury and in accordance with the provisions of Treasury Regulations sections 1.1445-2(c) and 1.897-2(h), and (y) a notice to the IRS in accordance with the provisions of Treasury regulations section 1.897-2(h)(2). If the Merger Closing Date occurs more than thirty (30) days after the Offer Closing Date, the Company shall provide another affidavit and notice, in compliance with the prior sentence, so that Parent and Acquisition Sub are exempt from withholding under Section 1445 any portion of the aggregate consideration with respect to the Merger. Parent shall be authorized to file with the IRS on behalf of the Company any notice provided by the Company pursuant to this Section 6.20.

Section 6.21 Resignation of Directors. The Company shall deliver to Parent at the Merger Closing the resignation of each member of the board of directors of the Company (unless otherwise agreed to by Parent and any such member of such board of directors) which resignation shall be effective as of the Effective Time.

Section 6.22 Stock Exchange De-listing. Prior to the Merger Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to cause the delisting of the Company of the Company Common Stock from the NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.23 Updates to Title; Registration of Copyrights. Prior to the Merger Closing, the Company shall use commercially reasonable efforts to make and cause all of its subsidiaries, as applicable, to make, filings with the United States Patent and Trademark Office and with the applicable Governmental Authorities in all applicable foreign jurisdictions to ensure that the chain of title of each issuance, registration and application in respect of U.S. and material foreign patented or registered Company Intellectual Property Rights reflects all prior acquisitions and transfers of such item and name changes of the owner(s) of such item and the release of any prior security interests, and that the Company or one of its subsidiaries be identified in the records of the applicable Governmental Authority as a current owner of record, without break in chain of title, free of Liens other than Permitted Liens, of each such item of Company Intellectual Property Rights.

Section 6.24 Shareholder Litigation. In furtherance and not in limitation of the other covenants of the parties contained in Section 6.4, the Company shall cooperate fully with Parent in connection with, and permit Parent and its Representatives to participate in, the defense, negotiation or settlement of any litigation commenced or threatened against any party or any of its affiliates by any Governmental Authority or any private party relating to, arising out of or involving this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement (“Transaction Litigation”). The Company shall not, and shall not permit any of its subsidiaries nor any of its or their Representatives to, compromise, settle, come to an arrangement regarding or agree to compromise settle or come to an arrangement regarding any Transaction Litigation hereby or consent thereto unless Parent shall otherwise consent in writing; provided, further, that after receipt of the Requisite Stockholder Approval, the Company shall cooperate with Parent and, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

Section 6.25 Activant Merger Agreement. (i) Parent will not complete the Activant Merger unless (x) all conditions in Article VII or Annex I hereof, as applicable, have been satisfied or waived in writing and (y) all conditions to the receipt of the financing contemplated by the Equity Commitment Letter and the Debt Commitment Letter have been satisfied or waived in writing (other than the consummation of the Offer Closing or the Merger Closing, as the case may be, and the Activant Merger Closing); (ii) each of Parent, Acquisition Sub and the Company intends to consummate the Merger Closing on the same day as the Activant Merger Closing; (iii) Parent will keep the Company informed on a current basis of all material developments with respect to the Activant Merger Agreement and the transactions contemplated thereby; (iv) Parent will provide prompt notice to the Company if it becomes aware of any material breach of any covenant of Activant contained in the Activant Merger Agreement or if Parent becomes aware that any representation or warranty of Activant in the Activant Merger Agreement is not true and correct in all material respects; (v) Parent shall (x) not, without the prior written approval of the Company, enter into or agree to any amendment, supplement, modification or waiver of Sections 7.11 or 8.1 of the Activant Merger Agreement to the extent such amendment, supplement, modification or waiver of such Sections would impede or delay in any material respect the Activant Merger Closing or the consummation of the Offer Closing or the Merger Closing and (y) provide the Company with a copy of any proposed amendments, modifications, or supplements to the Activant Merger Agreement at least two (2) Business Days prior to the execution thereof; (vi) Parent will not waive any of its rights or remedies under the Activant Merger Agreement if doing so could impede or delay the Activant Merger (thereby impeding the consummation of the Offer Closing or the Merger Closing); and (vii) Parent will take all necessary actions to enforce its rights against Activant in the event of any breach by Activant of the Activant Merger Agreement, except where such breach would not impede or delay the Activant Merger or the consummation of the Offer Closing or the Merger Closing. Without the prior written approval of the Company, Parent shall not terminate the Activant Merger Agreement pursuant to Section 4.1(b) thereof.

Section 6.26 Cash Repatriation. Prior to the Effective Time, the Company will use commercially reasonable efforts to repatriate cash in the amounts and from the jurisdictions shown on Schedule 6.26 (provided that, solely with respect to any such action that would result in any liability for income, withholding or other Taxes on the Company or any of its subsidiaries, the Company shall not be required to take such action unless such action is conditioned on the consummation of the Offer or the Effective Time, whichever is earlier). In furtherance thereof, the Company will cooperate in good faith with Parent and the Sponsor in order to structure appropriately such repatriations (whether as distributions, loans or otherwise).

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Merger Closing of the following conditions:

(a) if required by applicable Law, the Requisite Stockholder Approval shall have been obtained;

(b) any applicable waiting period (or any extension thereof) under the HSR Act relating to the consummation of the Merger shall have expired or otherwise been terminated;

(c) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the Merger; and

(d) unless the Offer Termination shall have occurred, Acquisition Sub shall have accepted for payment all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

Section 7.2 Conditions to the Obligations of Parent and Acquisition Sub. Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, then the respective obligations of Parent and Acquisition Sub to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Merger Closing of the following further conditions:

(a) each of the representations and warranties of the Company contained in (i) Section 4.4, Section 4.21, Section 4.22, Section 4.23 and Section 4.24 shall be true and correct in all respects with the same effect as though made as of the Merger Closing (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) Section 4.1(a), Section 4.2, Section 4.3(a), Section 4.8, Section 4.9 and Section 4.10 shall be true and correct in all material respects with the same effect as though made as of the Merger Closing (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) this Agreement other than those set forth in clauses (i) or (ii) above, (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, other than with respect to clause (b) of Section 4.11) shall be true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect as of the Merger Closing with the same effect as though made as of the Merger Closing (except to the extent expressly made as of an earlier date, in which case as of such date). Solely for the purposes of clause (ii) above, if one or more inaccuracies in the representations and warranties set forth in Section 4.3(a) would cause the aggregate amount required to be paid by Parent or Acquisition Sub to effectuate the Merger and pay all fees and expenses in connection therewith, whether pursuant to Article II or otherwise, to increase by $1,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (ii) of this Section 7.2(a);

(b) the Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Merger Closing;

(c) the Company shall have delivered to Parent a certificate, dated the Merger Closing Date and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied; and

(d) the conditions set forth in Section 8.1 of the Activant Merger Agreement shall have been satisfied or waived in writing (it being understood and agreed that the consummation of the Activant Merger will be conclusive evidence of the waiver of any such conditions that shall not have been satisfied);

Section 7.3 Conditions to the Obligations of the Company. Solely if the Offer Termination shall have occurred or the Offer Closing shall not have occurred, then the obligations of the Company to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Merger Closing of the following further conditions:

(a) each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications) shall be true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Parent Material Adverse Effect as of the Merger Closing with the same effect as though made on and as of the Merger Closing (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) Parent and Acquisition Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Merger Closing; and

(c) Parent shall have delivered to the Company a certificate, dated the Merger Closing Date and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a) by mutual written consent of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before October 4, 2011 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if (x) the Offer Closing shall have occurred or (y) the failure of such party to perform any of its obligations under this Agreement or the Activant Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date; or

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or those contemplated by the Activant Merger Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with its obligations under Section 6.4 to remove such Order or other action; or

(iii) the Requisite Stockholder Approval shall not have been obtained at a duly held Stockholders’ Meeting or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon; or

(iv) the Activant Merger Agreement shall have been terminated in accordance with its terms prior to the Activant Merger Closing; or

(c) by the Company if:

(i) Parent or Acquisition Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement or in the

Activant Merger Agreement, which breach or failure to perform (x) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) (or Section 8.2(a) or Section 8.2(b) of the Activant Merger Agreement, as the case may be) to be satisfied and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within thirty (30) days of receipt by Parent of written notice of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Offer Closing shall have occurred; or

(ii) prior to the Offer Closing occurring and prior to obtaining the Requisite Stockholder Approval, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal immediately following or concurrently with such termination to the extent permitted by, and subject to the terms and conditions of, Section 6.6 (provided that, concurrently with such termination, the Company pays to Termination Fee Payee the fee specified in Section 8.3(a)(ii) and that in the event that such fee is not so paid, any attempted termination shall be null and void); or

(iii) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or, if permitted by applicable Law, waived (other than (A) the delivery of the certificate contemplated by Section 7.2(c) which, by its terms, may only be delivered as of the Merger Closing, but provided that such certificate could be so delivered at the time of any such termination pursuant to this clause (iii) and (B) the satisfaction of the conditions in Section 8.1 of the Activant Merger Agreement contemplated by Section 7.2(d) which, by their terms, need only be satisfied as of the Merger Closing, but provided that all of such conditions could be satisfied at the time of any such termination pursuant to this clause (iii)), and Parent and Acquisition Sub fail to consummate the Merger within two (2) Business Days following the date the Merger Closing should have occurred in accordance with Section 2.6 and the Company shall have given written notice at least one (1) day prior to such termination stating its intention to terminate this Agreement pursuant to this Section 8.1(c)(iii); provided, however, that during such period of two (2) Business Days following the date the Merger Closing should have occurred pursuant to Section 2.6 and for twenty-four (24) hours thereafter, no party shall be entitled to terminate this Agreement pursuant to Section 8.1(b)(i); or

(iv) (x) all the Offer Conditions shall have been satisfied or, if permitted by applicable Law, waived by Parent (other than (A) the delivery of the certificate contemplated by the third to last paragraph of Annex I which, by its terms, may only be delivered as of the Offer Closing, but provided that such certificate could be so delivered at the time of any such termination pursuant to this clause (iv) and (B) the satisfaction of the conditions in Section 8.1 of the Activant Merger Agreement contemplated by clause (v) of paragraph (e) of Annex I which, by their terms, need only be satisfied as of the Offer Closing, but provided that all of such conditions could be satisfied at the time of any such termination pursuant to this clause (iv)) as of the expiration of the Offer and (y) Parent shall have failed to accept for payment and pay for shares of Company Common Stock validly tendered in the Offer and not withdrawn promptly in accordance with Section 2.1(a); or

(d) by Parent if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements (including the Company’s obligation to consummate the Merger as set forth herein) set forth in this Agreement, which breach or failure (if such breach or failure is not a breach of the Company’s obligation to consummate the Merger as set forth herein) to perform (x) would result in a failure of (A) unless the Offer Termination shall have occurred, any Offer Condition set forth in clauses (ii) or (iii) of paragraph (d) of Annex I to be satisfied, or (B) if the Offer Termination shall have occurred, a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by the Company within thirty (30) days of receipt by the Company of written notice of such breach or failure; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Offer Closing shall have occurred; or

(ii) (x) the board of directors of the Company shall have been deemed to have made an Adverse Recommendation Change (provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(ii)(x) if (A) the Offer Closing shall have occurred or (B) if required by applicable Law, the Requisite Stockholder Approval shall have been obtained); (y) the Company enters into an Alternative Acquisition Agreement; or (z) the Company or its board of directors materially breaches (or is deemed to have materially breached) Section 6.6.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any Parent Related Parties or Company Related Parties), and all rights and obligations of any party hereto shall cease; provided, however, that the Confidentiality Agreement, the Equity Commitment Letter (to the extent set forth therein), the expense reimbursement and indemnity obligations contained in Section 6.13 (provided that any amounts paid by Parent or Acquisition Sub in accordance therewith shall reduce, on a dollar for dollar basis, any Reverse Termination Fee or Special Termination Fee, as the case may be, owed by Parent or Acquisition Sub), this Section 8.2, Section 8.3 (provided that any costs or Expenses paid by Parent or Acquisition Sub pursuant to Section 8.3(e) shall reduce, on a dollar for dollar basis, any Reverse Termination Fee or Special Termination Fee, as the case may be, owed by Parent or Acquisition Sub), Section 8.6 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1.

Section 8.3 Termination Fees.

(a) If, but only if, the Agreement is terminated by:

(i) (x) either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) (other than as described in Section 8.3(a)(iv)) and (y) the Company (A) receives or has received a Competing Proposal from a Third Party after the date hereof and prior to the termination of this Agreement, which Competing Proposal is publicly disclosed and has not been withdrawn either (I) at or prior to the time of the Stockholders’ Meeting or (II) prior to the termination of this Agreement if there has been no Stockholders’ Meeting, and (B) within twelve (12) months of the termination of this Agreement, the Company enters into a definitive agreement with respect to any Competing Proposal (regardless of when made) which is thereafter consummated or consummates any Competing Proposal, then the Company shall pay, or cause to be paid, to Sponsor (or an affiliate of Sponsor designated in writing by Sponsor) and to Activant (each, a “Termination Fee Payee”) in the proportions designated in writing by Sponsor, an aggregate amount equal to $40,000,000 (the “Termination Fee”) not later than the second (2nd) Business Day following the date of the consummation of such transaction (provided, however, that for purposes of this Section 8.3(a)(i), the references to “fifteen percent (15%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) the Company pursuant to Section 8.1(c)(ii) or Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to each Termination Fee Payee its portion of the Termination Fee (in the proportions designated in writing by Sponsor) immediately upon such termination by wire transfer of immediately available funds; provided; however, that in the event that this Agreement is terminated pursuant to Section 8.1(c)(ii) immediately following or concurrently with the Company entering into an Alternative Acquisition Agreement with a Qualified Go-Shop Bidder that has made a Superior Proposal, and such termination occurs on or before the date that is five (5) days following the Solicitation Period End Date, then the Company shall pay, or cause to be paid, to each Termination Fee Payee in the proportions designated in writing by Sponsor a Termination Fee in the aggregate equal to $15,000,000 instead of $40,000,000;

(iii) the Company pursuant to Section 8.1(c)(i) (with respect to a breach or failure to perform by Parent or Acquisition Sub that is the principal factor in the failure of the Offer or the Merger to be consummated), Section 8.1(c)(iii) or Section 8.1(c)(iv), then Parent shall pay, or cause to be paid, to the Company an amount equal to $60,000,000, reduced in accordance with the final sentence of Section 8.2, (the “Reverse Termination Fee”) not later than the second (2nd) Business Day following such termination;

(iv) by Parent pursuant to Section 8.1(d)(i) if the termination of this Agreement pursuant to Section 8.1(d)(i) is principally caused by the willful or intentional breach or willful or intentional failure by the Company to perform any of its obligations under this Agreement (including a willful or intentional breach of the Company’s obligation to consummate the Merger), then the Company shall pay, or cause to be paid, to each Termination Fee Payee in the proportions designated in writing by Sponsor a Termination Fee in the amount in the aggregate equal to $40,000,000 not later than the second (2nd) Business Day following such termination;

(v) by Parent or the Company pursuant to Section 8.1(b)(iii), the Company shall reimburse Parent for all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources (including commitment fees), experts, consultants and the costs of all filing fees and printing costs) incurred by Parent or its affiliates in connection with this Agreement or the transactions contemplated hereby (the “Parent Expenses”) by payment to Parent of the amount thereof by wire transfer of same day funds within two (2) Business Days following Parent’s request therefor; provided, however, that the maximum aggregate amount of fees and expenses for which the Company shall be required to reimburse Parent under this clause (v) is $10,000,000, provided, that, any such amount paid pursuant to this clause (v) shall reduce the amount payable pursuant to Section 8.3(a)(i) on a dollar for dollar basis; or

(vi) by Parent or the Company pursuant to (A) Section 8.1(b)(iv), if and only if the Activant Merger Agreement was terminated as a result of the failure of the conditions set forth in Section 8.1(a) of the Activant Merger Agreement to be satisfied or (B) Section 8.1(b)(i), if and only if, at the time of such termination, the Activant Merger Agreement could have been terminated as a result of the failure of the conditions set forth in Section 8.1(a) of the Activant Merger Agreement to be satisfied, then Parent shall pay, or cause to be paid, to the Company an amount equal to $20,000,000 (the “Special Termination Fee”) no later than two (2) Business Days following such termination.

(b) Notwithstanding anything to the contrary set forth in this Agreement:

(i) the parties agree that in no event shall the Company or Parent be required to pay the Termination Fee, the Reverse Termination Fee, the Special Termination Fee, or the Parent Expenses in accordance with Section 8.3(a)(v), as the case may be, on more than one occasion; and

(ii) the parties agree that the Reverse Termination Fee or the Special Termination Fee, as the case may be, shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, the Company’s right to receive payment of the Reverse Termination Fee or the Special Termination Fee, as the case may be, pursuant to Section 8.3(a)(iii) shall constitute the sole and exclusive remedy of the Company and its subsidiaries against Parent, Acquisition Sub, Sponsor, the financing sources under the Debt Financing, Activant or any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for any other breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, the Termination Fee Payees’ and Parent’s right to receive payment from the Company of the Termination Fee or the Parent Expenses, as the case may be, pursuant to

Section 8.3(a) shall constitute the sole and exclusive remedy of Parent and Acquisition Sub against the Company and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for any other breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (except that the Company shall also be obligated with respect to Section 8.3(e) and Section 8.3(a)(iv)). For the avoidance of doubt, while the Company may pursue both a grant of specific performance and the payment of the Reverse Termination Fee or the Special Termination Fee, as the case may be, under Section 8.3(a)(iii), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the type permitted pursuant to Section 9.9(b) and monetary damages, including all or any portion of the Reverse Termination Fee or the Special Termination Fee, as the case may be.

(d) [Intentionally Omitted]

(e) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) each of the amounts specified in Section 8.3(a) hereof is not a penalty, but constitutes liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after the Offer Closing shall have occurred or receipt of the Requisite Stockholder Approval; provided, however, that (a) after the Offer Closing, there shall be no amendment that decreases the Offer Price or the Merger Consideration, and (b) after the Requisite Stockholder Approval has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the stockholders of the Company without such further approval of such stockholders nor any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.6 Expenses; Transfer Taxes. All Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses. Notwithstanding anything to the contrary contained herein, Parent shall pay, or cause to be paid, all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby, and shall file all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.7 and Section 6.10.

Section 9.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Los Angeles, California time) shall be deemed to have been received at 9:00 a.m. (Los Angeles, California time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Acquisition Sub:

c/o Apax Partners, L.P.

601 Lexington Avenue, 53rd Floor

New York, New York 10022

Phone:      (212) 753-6300

Fax:          (212) 646-7242

Attention: Jason Wright

                      Magnus Mattsson

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Phone: (212) 446-4800

Fax:     (212) 446-4640

Attention: Kirk Radke

                      Eunu Chun

if to the Company:

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, CA 92612

Phone: (949) 585-4000

Fax: (949) 341-4225

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Phone: (650) 493-9300

Fax: (650) 493-6811

Attention: Larry W. Sonsini, Esq.

                      Katharine A. Martin, Esq.

                      Bradley L. Finkelstein, Esq.

Section 9.3 Interpretation; Certain Definitions. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Appendix, Annex or Exhibit, such reference shall be to an Article or Section of, or an Appendix, Annex or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America. References to “wholly owned subsidiaries” of the Company shall include any subsidiary of which the Company owns, directly or indirectly, at least 99% of the equity interests.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, without the prior written consent of any other party to this Agreement, Parent and/or the Surviving Corporation may (i) assign any or all of its rights hereunder to one or more of its affiliates) and (ii) collaterally assign any or all of its rights, but not its obligations, under this Agreement to any of its financing sources.

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Support Agreements, Confidentiality Agreement, the Company Disclosure Letter

and the Parent Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for (a) with respect to any lender, arranger or agent of or under the Debt Financing and all of their respective former, current or future equityholders, controlling persons, officers, employees, affiliates, manager or agents (collectively, the “Debt Financing Parties”) who shall be third-party beneficiaries of Section 8.3(c), Section 9.8, Section 9.10 and Section 9.12, (b) as set forth in Section 6.5(b), (c) with respect to Activant who shall be a third-party beneficiary of Section 8.3(c), and (d) following the Effective Time, (i) the rights of the Company’s stockholders to receive the Merger Consideration pursuant to Article III, (ii) the right of the holders of Company Options, Company Restricted Stock Units or Company Restricted Stock to receive the Option Cash Payment, Restricted Stock Unit Payment or Restricted Stock Payment, as applicable, pursuant to Article III, and (iii) the provisions of Section 6.7. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that to the extent required under the Debt Commitment Letter, New York law shall apply.

Section 9.9 Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 8.3(c) and Section 9.9(b), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or the Financing and to enforce specifically the terms and provisions of this Agreement or the Financing shall not be required to provide any bond or other security in connection with any such order or injunction. The provisions of Section 9.9(b) shall not affect the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief described in this Section 9.9(a), to enforce any of its rights under this Agreement other than with respect to any and/or all of the Consummation Events, including without limitation, its rights under Section 6.4, Section 6.12 and Section 6.25.

(b) Notwithstanding the right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief described in Section 9.9(a), no such right may be enforced to cause the

Offer or the Merger to be consummated, the Offer Price or Merger Consideration to be paid or the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) (each, a “Consummation Events”, and collectively, the “Consummation Events”) unless:

(i) with respect to the Offer and payment of the Offer Consideration and the Equity Financing related thereto, all of the Offer Conditions shall have been satisfied or waived as of the expiration of the Offer, and either (x) the Activant Merger Closing has occurred or (y) if the Activant Merger Closing has not occurred, Activant has confirmed in writing to Parent that Activant is ready, willing and able to consummate the Activant Merger,

(ii) with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, all the conditions set forth in Section 7.1 and Section 7.2 would have been satisfied if the Merger Closing were to have occurred at such time, and either (x) the Activant Merger Closing has occurred or (y) if the Activant Merger Closing has not occurred, Activant has confirmed in writing to Parent that Activant is ready, willing and able to consummate the Activant Merger,

(iii) the lenders party to the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 6.12(f), the lenders party to the commitments with respect thereto) have (A) irrevocably and unconditionally confirmed in writing that the financing provided for by the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 6.12(f), pursuant to the commitments with respect thereto) will be funded at the Offer Closing or the Merger Closing, as applicable, if the Equity Financing is funded at the Offer Closing or the Merger Closing, as applicable, or (B) funded the Debt Financing at the Offer Closing or the Merger Closing, as applicable, or (C) will fund at the Offer Closing or the Merger Closing if the Equity Financing is funded at the Offer Closing or the Merger Closing, as applicable, and

(iv) with respect to any funding of the Equity Financing to occur at the Merger Closing, the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Merger Closing will occur.

For the avoidance of doubt, the provisions of this Section 9.9(b) will not apply to any action seeking to cause the Equity Financing to be funded in order to fund the payment of Parent’s obligations under Section 8.3 of this Agreement.

Section 9.10 Consent to Jurisdiction.

(a) Each of Parent, Acquisition Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court.

(b) Each of the parties hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.10 shall affect the right of any party to serve legal process in any other manner permitted by Law, (b) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (d) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. No party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, anywhere other than in the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 9.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EAGLE PARENT, INC.

By:	/s/ Jason Wright
Name: Jason Wright
Title: President

ELEMENT MERGER SUB, INC.

By:	/s/ Jason Wright
Name: Jason Wright
Title: President

EPICOR SOFTWARE CORPORATION

By:	/s/ L. George Klaus
Name: L. George Klaus
Title: Chairman, President and Chief Executive Officer

Appendix A

As used in the Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less favorable to the Company in the aggregate than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.6.

“Acquisition Sub” shall have the meaning set forth in the Recitals.

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.6(d).

“Aggregate Merger Consideration” shall have the meaning set forth in Section 3.2(a).

“Agreement” shall have the meaning set forth in the Recitals.

“Activant” shall have the meaning set forth in the Recitals.

“Activant Acquisition Sub” shall have the meaning set forth in the Recitals.

“Activant Merger” means the Merger as defined in the Activant Merger Agreement.

“Activant Merger Agreement” shall have the meaning set forth in the Recitals.

“Activant Merger Closing” means the Closing as defined in the Activant Merger Agreement.

“Activant Merger Closing Date” means the Closing Date as defined in the Activant Merger Agreement.

“Activant Merger Materials” shall have the meaning set forth in Section 5.20.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.6(a).

“Antitrust Division” shall mean the Antitrust Division of the Department of Justice.

“Antitrust Laws” shall have the meaning set forth in Section 4.5(b).

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Los Angeles, California are authorized or obligated by Law or executive order to close.

“Certificate of Merger” shall have the meaning set forth in Section 2.4(a).

“Certificates” shall have the meaning set forth in Section 3.1(b).

“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code and of any similar state Law.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Recitals.

“Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA or similar plan in any jurisdiction other that the United States), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA or similar plan in any jurisdiction other that the United States), and each other employment or consulting agreement, plan, program, arrangement or policy (written or oral) of any kind, including, without limitation, any employment or consulting agreement, equity compensation arrangements, stock options, stock purchases, deferred compensation, bonus, severance, retention, change-in-control, fringe benefits or any other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or its subsidiaries or any associated or connected person or to which the Company or any of its subsidiaries has any liability or potential liability, including any pension arrangement operated in the United Kingdom providing benefits of the type described in Section 150(1) of the United Kingdom Finance Act 2004.

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Disclosure Letter” shall have the meaning set forth in Article IV.

“Company Employees” shall have the meaning set forth in Section 6.10(a).

“Company Intellectual Property Rights” shall have the meaning set forth in Section 4.16(e).

“Company Lease” shall mean any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in this Agreement) that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments, (a) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition, in each case, of the Company and its subsidiaries taken as a whole, or (b) prevents the consummation of the Merger, other than, in the case of clause (a), any changes, events, effects, occurrences, state of facts or developments relating to or attributable to: (i) any changes in general economic or political conditions (including hostilities, acts of war, sabotage, terrorism or military actions), or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which the Company or any of its subsidiaries conducts business; (ii) any events, circumstances, changes or effects that affect the industries in which the Company or any of the Company’s subsidiaries operate; (iii) any changes in Laws applicable to the Company or any of the Company’s subsidiaries or any of their respective properties or assets or changes in GAAP or rules and policies of the Public Company Accounting Oversight Board; (iv) any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof; (v) the negotiation, entry into, announcement or performance of this Agreement and the transactions contemplated hereby (including compliance with the covenants set forth herein and any action taken or omitted to be taken by the Company at the request of or with the consent of Parent or Acquisition Sub) including any loss of, or change in, the relationship of the Company or any of the Company’s subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or venture partners as a result thereof; (vi) any changes in the market price or trading volume of shares of Company Common Stock or any failure of the Company to meet internal or published projections, forecasts or revenue or earnings predictions for any period (except that the underlying causes of such change or failure may be considered for purposes of determining whether a Company Material

Adverse Effect has occurred); (vii) the fact that the prospective owner of the Company and its subsidiaries is Parent or any Affiliate of Parent; (viii) any change in the credit rating of the Company or any of its subsidiaries (except that the underlying causes of such change may be considered for purposes of determining whether a Company Material Adverse Effect has occurred); (ix) any breach by Parent or Merger Sub of this Agreement; (x) Parent’s execution, delivery and performance of the Activant Merger Agreement or the consummation of the Activant Merger or (xi) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated by this Agreement; provided, that with respect to the foregoing clauses (ii), (iii) and (iv), such matter shall only be excluded to the extent that such matter does not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other comparable entities operating in the industry in which the Company and its subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 4.18(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any of the Company Plans or otherwise.

“Company Permits” shall have the meaning set forth in Section 4.6.

“Company Plans” shall mean the Epicor Software Corporation 2007 Stock Incentive Plan, the Epicor Software Corporation 2005 Stock Incentive Plan, the Epicor Software Corporation Amended and Restated 1999 Nonstatutory Stock Option Plan, the Platinum Software Corporation Amended and Stated Nonqualified Stock Option Plan 1998, the Platinum Software Corporation Amended and Stated Nonqualified Stock Option Plan 1997, the Platinum Software Corporation Amended and Stated Nonqualified Stock Option Plan 1996, the Epicor Software Corporation (Formerly Platinum Software Corporation) Amended and Restated Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan 1994, the Epicor Software Corporation (Formerly Platinum Software Corporation) Amended and Restated Nonqualified Stock Option Plan 1993 and each other plan providing for the compensatory grant of equity-related awards.

“Company Products” means all products and services that are currently actively marketed or distributed by or on behalf of the Company or any of its subsidiaries as of the date hereof.

“Company Recommendation” shall mean the recommendation of the board of directors of the Company that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and, if required by applicable Law, adopt this Agreement and approve the transactions contemplated hereby, including the Merger.

“Company Related Parties” shall have the meaning set forth in Section 8.3(c).

“Company Restricted Stock” shall mean any shares of Company Common Stock that are subject to restrictions on transfer and/or forfeiture granted pursuant to the Company Plans or otherwise, including shares subject to performance-based conditions.

“Company Restricted Stock Units” shall mean any restricted stock units granted pursuant to the Company Plans or otherwise.

“Company SEC Documents” shall have the meaning set forth in Section 4.8(a).

“Competing Proposal” shall have the meaning set forth in Section 6.6(i)(i).

“Confidentiality Agreement” shall mean the confidentiality agreement dated August 3, 2010 between Sponsor and the Company.

“Consummation Events” shall have the meaning set forth in Section 9.9(b).

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Credit Agreement” shall mean that certain Credit Agreement dated December 16, 2007, as amended, by and among the Company, the guarantors identified therein, the lenders identified therein and Bank of America, N.A., as administrative agent.

“D&O Insurance” shall have the meaning set forth in Section 6.7(c).

“Debt Commitment Letter” shall have the meaning set forth in Section 5.8(a).

“Debt Financing” shall have the meaning set forth in Section 5.8(a).

“Debt Financing Parties” shall have the meaning set forth in Section 9.7.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning set forth in Section 3.5.

“Effective Time” shall have the meaning set forth in Section 2.7(a).

“Electronic Data Room” shall have the meaning set forth in Section 4.27.

“Eligible Restricted Stock” shall have the meaning set forth in Section 3.3(c).

“Eligible RSU” shall have the meaning set forth in Section 3.3(b).

“Environmental Laws” shall mean, whenever in effect, all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all Orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, or pollution or protection of the environment.

“Equity Commitment Letter” shall have the meaning set forth in Section 5.8(a).

“Equity Financing” shall have the meaning set forth in Section 5.8(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that is treated as a single employer with the Company or any subsidiary for purposes of Section 414 of the Code.

“ESPP” shall mean the Company’s 2002 Employee Stock Purchase Plan.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other Antitrust Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Authority pursuant to any Antitrust Laws, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fairness Opinion” shall have the meaning set forth in Section 4.21.

“Financing” shall have the meaning set forth in Section 5.8(a).

“Financing Agreements” shall have the meaning set forth in Section 6.12(f).

“Financing Commitment” shall have the meaning set forth in Section 5.8(a).

“FTC” shall mean the Federal Trade Commission.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer, director or employee of the Company or served on behalf of the Company as an officer, director or employee of any of the Company’s subsidiaries or affiliates or any of their predecessors in all of their capacities (including as stockholder, controlling or otherwise) and the heirs, executors, trustees, fiduciaries and administrators of such officer, director or employee.

“Indebtedness” means, with respect to any Person, without duplication, any (i) obligations of any such Person under any indebtedness for borrowed money (including all obligations for principal, interest premiums, penalties, fees, expenses, breakage costs and bank overdrafts thereunder), (ii) indebtedness of any such Person evidenced by any note, bond, debenture or other debt security, (iii) commitment of any such Person by which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of any such Person with respect to interest rate or currency exchange swaps, collars, caps and similar hedging obligations and (v) responsibility or liability of any such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing (other than, with respect to the Company and its subsidiaries, any such arrangements solely between Persons comprising the Company and its subsidiaries).

“Indenture” shall have the meaning set forth in Section 6.18.

“Information Statement” shall have the meaning set forth in Section 4.9.

“Intellectual Property Rights” means any and all: (i) trademarks, service marks, collective marks, logos, trade dress, trade names, and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby and rights embodied in brand names, Internet domain names, symbols, business names, corporate names, slogans, and designs; (ii) patents, invention disclosures and applications for inventions (whether or not patentable or reduced to practice), all improvements thereto, together with all divisionals, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) rights in and to published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (iv) rights embodied in software (including source code, executable code, systems, networks tools, data, databases, firmware, and related documentation); (v) trade secrets and rights embodied in confidential business information and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions; and (vi) all other proprietary and intellectual property rights.

“IRS” shall mean the Internal Revenue Service.

“knowledge” means the actual knowledge of the following: (i) for the Company: L. George Klaus, Michael Pietrini, Russell C. Clark, John Ireland, Paul Farrell, Lauri Klaus, Dan Whelan, John Hiraoka, Vincent Lowder, Virginia Frazer and John Brims, in each case without obligation of inquiry; and (ii) for Parent: Jason Wright, Roy Mackenzie, Magnus Mattsson, Will Chen, John Park and Alex Shuaib, in each case without obligation of inquiry, provided, that such Persons have reviewed the applicable portions of this Agreement and the Schedules hereto, including, in the case of the Company, the Company Disclosure Letter.

“Law” shall mean any and all domestic (federal, state, provincial or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Leased Property” shall have the meaning set forth in Section 4.19.

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind.

“Marketing Period” means the first period of twenty-five (25) consecutive Business Days after the date hereof: (A) commencing on the date Parent shall have received (i) the financial information that the Company is required to provide to Parent in order to satisfy the condition in paragraph 13 of Exhibit D of the Debt Commitment Letter and (ii) the Required Financial Information (as defined in the Activant Merger Agreement) that Activant is required to provide to Parent pursuant to Section 7.12 of the Activant Merger Agreement (the “Activant Required Financial Information”); provided that filing such financial information on form 10-K and form 10-Q will satisfy the requirement to provide the information required under clause (i) above and the Activant Required Financial Information, as the case may be, to Parent, (B) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1(a), Section 8.1(b) or Section 8.1(c) of the Activant Merger Agreement or Section 7.1(c), Section 7.2(a) or Section 7.2(b) to fail to be satisfied, assuming the Closing were to be scheduled for any time during such 25-Business Day period and (C) during the last three (3) Business Days of such 25-Business Day period the conditions set forth in Section 8.1(d) of the Activant Merger Agreement and Section 7.1(b) shall have been satisfied.

“Material Company Lease” shall mean any Company Lease requiring aggregate base rent payments in excess of $250,000 annually.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Closing” shall have the meaning set forth in Section 2.2.

“Merger Closing Date” shall have the meaning set forth in Section 2.2.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Minimum Tender Condition” shall have the meaning set forth in Annex I.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” shall mean the Nasdaq Stock Market.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Closing” shall have the meaning set forth in Section 2.1(a).

“Offer Closing Date” shall have the meaning set forth in Section 2.1(a).

“Offer Conditions” shall have the meaning set forth in Section 2.1(a).

“Offer Documents” shall have the meaning set forth in Section 2.1(c).

“Offer Price” shall have the meaning set forth in the Recitals.

“Offer Termination” shall have the meaning set forth in Section 2.1(a).

“Offer Termination Date” shall have the meaning set forth in Section 2.1(a).

“Option Cash Payment” shall have the meaning set forth in Section 3.3(a).

“Order” shall mean any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Owned Intellectual Property Rights” shall have the meaning set forth in Section 4.16(a).

“Owned Property” shall have the meaning set forth in Section 4.19.

“Parent” shall have the meaning set forth in the Recitals.

“Parent Disclosure Letter” shall have the meaning set forth in Article V.

“Parent Material Adverse Effect” shall mean any change, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent, or which, individually or in the aggregate, may reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by this Agreement.

“Parent Organizational Documents” shall have the meaning set forth in Section 5.2.

“Parent Related Parties” shall have the meaning set forth in Section 8.3(c).

“Parent Expenses” shall have the meaning set forth in Section 8.3(a)(v).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet delinquent or for Taxes being contested in good faith for which adequate accruals or reserves have been established, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the date of the most recent Annual Report on Form 10-K filed with the SEC by the Company and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (iii) such Liens or other imperfections of title, if any, that do not have, individually or in the aggregate, a Company Material Adverse Effect, including (A) easements, conditions, restrictions and other similar matters of record affecting title to any real property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business, and (vii) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof.

“person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Stock” shall have the meaning set forth in Section 4.3(a).

“Promissory Note” shall have the meaning set forth in Section 2.4(b).

“Proxy Statement” shall have the meaning set forth in Section 4.9.

“Proxy Statement Clearance Date” means the later to occur of (a) (x) if the SEC has not informed the Company that it intends to review the Proxy Statement on or prior to the tenth calendar day following the filing of the preliminary Proxy Statement, the date of the day following such tenth calendar day or (y) if the SEC has informed the Company that it intends to review the Proxy Statement on or prior to the tenth calendar day following the filing of the preliminary Proxy Statement, the date on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement and (b) the Solicitation Period End Date.

“Qualified Go-Shop Bidder” means any person or group from whom the Company or any of its Representatives has received a Competing Proposal after the execution of this Agreement and prior to the Solicitation Period End Date that the board of directors of the Company determines, prior to or as of the Solicitation Period End Date, in good faith, after consultation with the Company’s financial and legal advisors, constitutes, or would reasonably be expected to lead to, a Superior Proposal; provided that any such person or group shall cease to be a Qualified Go-Shop Bidder when the ultimate equityholder(s) of such person and the other persons who were members of such group, if any, as of the Solicitation Period End Date, cease to provide (directly or indirectly) in the aggregate at least 50% of the equity financing (measured by voting power and value) of such person or group at any time following the Solicitation Period End Date.

“Representatives” shall have the meaning set forth in Section 6.5(a).

“Requisite Stockholder Approval” shall have the meaning set forth in Section 4.24.

“Restricted Stock Payment” shall have the meaning set forth in Section 3.3(c).

“Restricted Stock Unit Payment” shall have the meaning set forth in Section 3.3(c).

“Reverse Termination Fee” shall have the meaning set forth in Section 8.3(a)(iii).

“Rights” shall mean the preferred share purchase rights to purchase shares of the Company’s Series A Junior Participating Preferred Stock pursuant to the Rights Plan.

“Rights Plan” shall mean that certain Amended and Restated Preferred Stock Rights Agreement, dated as of October 27, 2004, between the Company and Mellon Investor Services LLC, as Rights Agent, as amended by Amendment No. 1 thereto, dated as of February 24, 2009, by and between the Company and Mellon Investor Services LLC, as Rights Agent.

“Schedule 14D-9” shall have the meaning set forth in Section 2.2(a).

“Schedule TO” shall have the meaning set forth in Section 2.1(c).

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall mean the Secretary of State of the State of Delaware.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Senior Notes” shall mean the 2.375% Convertible Senior Notes due 2027 of the Company.

“Solicitation Period End Date” shall have the meaning set forth in Section 6.6(a).

“Special Termination Fee” shall have the meaning set forth in Section 8.3(a)(vi).

“Specified Persons” shall have the meaning set forth in Section 8.3(c).

“Sponsor” shall have the meaning set forth in Section 5.8(a).

“Stockholders’ Meeting” shall have the meaning set forth in Section 6.3.

“subsidiary” of any person, shall mean any corporation, partnership, joint venture or other legal entity of which such person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall have the meaning set forth in Section 6.6(i)(ii).

“Support Agreements” shall have the meaning set forth in the Recitals.

“Support Agreement Exchanges” shall have the meaning set forth in Section 2.3.

“Support Agreement Shares” shall mean any shares of Company Common Stock held by a Person that is subject to a Support Agreement.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Takeover Statutes” shall have the meaning set forth in Section 4.22.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; customs’ duties, tariffs, and similar charges.

“Tax Returns” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other governmental or taxing authority.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

“Termination Fee Payee” shall have the meaning set forth in Section 8.3(a)(i).

“Third Party” shall mean any person or group other than Parent, Acquisition Sub and their respective affiliates.

“Top-Up Closing” shall have the meaning set forth in Section 2.4(b).

“Top-Up Option” shall have the meaning set forth in Section 2.4(a).

“Top-Up Option Shares” shall have the meaning set forth in Section 2.4(a).

“Total Option Cash Payments” shall have the meaning set forth in Section 3.3(a).

“Total Common Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares canceled or retired pursuant to Section 3.1(a) and other than the Support Agreement Shares) immediately prior to the Effective Time and (y) the Merger Consideration.

“Total Restricted Stock Payments” shall have the meaning set forth in Section 3.3(c).

“Total Restricted Stock Unit Payments” shall have the meaning set forth in Section 3.3(b).

“Transaction Litigation” shall have the meaning set forth in Section 6.24.

“U.S. Bank” shall have the meaning set forth in Section 6.18.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related foreign, state or local Law.

Annex I

Conditions to the Offer

Notwithstanding any other term of the Offer or this Agreement, Acquisition Sub shall not be required to, and Parent shall not be required to cause Acquisition Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Acquisition Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Company Common Stock tendered pursuant to the Offer if:

(a) there shall have not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which, when added to the shares of Company Common Stock owned by Parent and its affiliates, would represent at least 74.51% of the shares of Company Common Stock outstanding as of the expiration of the Offer less the number of Support Agreement Shares (the “Minimum Tender Condition”);

(b) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger shall not have expired or otherwise been terminated;

(c) Parent shall not have received the proceeds of the Debt Financing or the lenders party to the Debt Commitment Letter shall not have definitively and irrevocably confirmed to Parent or Acquisition Sub that all of the Debt Financing will be available at the Offer Closing on the terms and conditions set forth in the Debt Commitment Letter, as determined in the reasonable judgment of Parent;

(d) any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(i) a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(ii) any of the representations and warranties of the Company contained in (A), Section 4.4, Section 4.21, Section 4.22, Section 4.23 and Section 4.24 shall not be true and correct in all respects with the same effect as though made as of the Merger Closing (except to the extent expressly made as of an earlier date, in which case as of such date), (B) Section 4.1(a), Section 4.2, Section 4.3(a) Section 4.8, Section 4.9 and Section 4.10 shall not be true and correct in all material respects with the same effect as though made as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date) and (C) this Agreement other than those set forth in clauses (i) or (ii) above, (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, other than with respect to clause (b) of Section 4.11) shall not be true and correct except for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect as of the Offer Closing with the same effect as though made as of the Merger Closing (except to the extent expressly made as of an earlier date, in which case as of such date). Solely for the purposes of clause (B) above, if one or more inaccuracies in the representations and warranties set forth in Section 4.3(a) would cause the aggregate amount required to be paid by Parent or Acquisition Sub to effectuate the Offer, and pay all fees and expenses in connection therewith, whether pursuant to Article II or otherwise, to increase by $1,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) of this clause d(ii);

(iii) the Company shall have failed to perform or comply in all material respects with its obligations required by this Agreement to be performed or complied with by it on or prior to the Offer Closing;

(iv) in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Acquisition Sub owns at least 90% of the outstanding shares of Company Common Stock immediately after the Offer Closing, there shall exist under applicable Law any restriction or legal impediment on Acquisition Sub’s ability and right to exercise the Top-Up Option, or the shares of Company Common Stock issuable upon exercise of the Top-Up Option together with the shares of Company Common Stock validly tendered in the Offer and not properly withdrawn and the Support Agreement Shares are insufficient for Acquisition Sub to own at least 90% of the outstanding shares of Company Common Stock;

(v) the conditions set forth in Section 8.1 of the Activant Merger Agreement shall not have been satisfied or waived (it being understood and agreed that the consummation of the Activant Merger will be conclusive evidence of the waiver of any such conditions that shall not have been satisfied); or

(vi) this Agreement shall have been terminated in accordance with its terms.

For purposes of determining whether the Minimum Tender Condition and the condition set forth in clause (d)(iv) have been satisfied, Parent and Acquisition Sub shall include for purposes of its determination thereof shares tendered in the Offer pursuant to guaranteed delivery procedures if and only if shares have been delivered pursuant to such guarantees.

At the request of Parent, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer or another senior officer, certifying that none of the conditions set forth in clauses (ii) and (iii) of paragraph (d) above shall have occurred and be continuing as of the expiration of the Offer.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Acquisition Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Acquisition Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Acquisition Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.